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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-135474

PROSPECTUS SUPPLEMENT
(to prospectus dated August 3, 2006)

5,750,000 Shares

Common Stock

        We are offering 5,750,000 shares of our common stock. Our common stock is listed on the Nasdaq Global Market under the symbol "AXTI." On December 14, 2006, the last reported sale price for our common stock on the Nasdaq Global Market was $4.99 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-9 of this prospectus supplement.

	Per Share	Total

Public Offering Price	$4.50	$25,875,000
Underwriting Discount	$0.24	$1,380,000
Proceeds, before expenses, to AXT	$4.26	$24,495,000

        We have granted Needham & Company, LLC the right to purchase up to an additional 862,500 shares of our common stock to cover over-allotments.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, LLC

The date of this prospectus supplement is December 14, 2006

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        We own or have rights to use trademarks or trade names that we use in conjunction with the operation of our business. AXT is our registered trade and service mark. All other trademarks, service marks and trade names referred to in this prospectus supplement or the accompanying prospectus are the property of their respective owners.

        This prospectus supplement and the accompanying prospectus are part of a shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC. In the accompanying prospectus, we provide you a general description of the common stock we may offer from time to time under our shelf registration statement and general information about us, some of which, such as the section entitled "Plan of Distribution," may not apply to this offering. This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock.

PROSPECTUS SUPPLEMENT SUMMARY

        This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the "Risk Factors" section and our consolidated financial statements, as well as the other information incorporated by reference herein and therein, before making an investment decision.

Business Overview

        We are a leading developer and producer of high-performance compound and single element semiconductor substrates, including substrates made from gallium arsenide (GaAs), indium phosphide (InP) and germanium (Ge). We currently sell the following substrate products in the sizes and for the applications indicated:

Substrates	Substrate Diameter	Applications
GaAs (semi-insulating)	2", 3", 4", 5", 6"	•	Power amplifiers and radio frequency integrated circuits for wireless handsets (cell phones)
		•	Direct broadcast television
		•	High-performance transistors
		•	Satellite communications
GaAs (semi-conducting)	2", 3", 4"	•	High brightness light emitting diodes
		•	Lasers
		•	Optical couplers
InP	2", 3", 4"	•	Broadband and fiber optic communications
Ge	2", 4"	•	Satellite and terrestrial solar cells

        We manufacture all of our semiconductor substrates using our proprietary vertical gradient freeze (VGF) technology, which enables us to add capacity quickly and cost effectively. Most of our revenue is from sales of GaAs substrates. We manufacture all of our products in the People's Republic of China (PRC or China), which generally has favorable costs for facilities and labor. We also have five joint ventures in China that provide us favorable pricing, reliable supply and shorter lead-times for raw materials central to our final manufactured products. We consolidate for accounting purposes three of these joint ventures and have equity interests of 25% in each of the other two. We use our direct sales force in the United States and independent sales representatives in Europe and Asia to market our substrates. Our ten largest customers for the nine-month period ended September 30, 2006 were: Avago Technologies Manufacturing (Singapore) Pte. Ltd., Freescale Semiconductor, Inc., MBE Technology Pte. Ltd., Ningbo Ker Ning Da Ri Fang Magnet Co., Ltd., Osram Opto Semiconductors GmbH, Picogiga International SAS, IQE, plc., Sumika Epi Solution Co., Ltd., Visual Photonics Epitaxy Co., Ltd., and Xiamen Sanan Electronics Co., Ltd. We believe that, as the demand for compound semiconductor substrates is expected to increase, we are positioned to leverage our PRC-based manufacturing capabilities and access to favorably priced raw materials to increase our market share.

Industry Background

        Certain electronic and opto-electronic applications have performance requirements that exceed the capabilities of conventional silicon substrates and often require high-performance compound or single element substrates. Examples of higher performance non-silicon based substrates include GaAs, InP, gallium nitride (GaN), silicon carbide (SiC) and Ge.

        For example, power amplifiers and radio frequency integrated circuits for wireless handsets are made with semi-insulating GaAs substrates. Semi-conducting GaAs substrates are used to create opto-electronic products including high brightness light emitting diodes (HBLEDs) which are often used to backlight wireless handsets and liquid crystal display (LCD) TVs and for automotive and general illumination applications. InP is a high performance semiconductor substrate used in broadband and fiber optic applications. Ge substrates are used in emerging applications such as solar cells for space and terrestrial photovoltaic applications.

        The total market for high performance GaAs, InP and Ge substrates is expected to grow from $529 million in 2005 to $1.1 billion in 2010, a compound annual growth rate of approximately 16%, according to Strategy Analytics, an independent research firm.

        The primary costs of manufacturing compound semiconductor substrates are labor, raw materials and manufacturing equipment such as crystal growing furnaces. Substrate manufacturers are shifting production to larger wafers to reduce manufacturing costs. Strategy Analytics estimates that demand for 6" wafers will grow at a compound annual growth rate of approximately 28% from 2005 through 2010.

        Suppliers of compound semiconductor substrates typically compete on product quality, product lead-time, price, device performance, meeting customer specifications and providing customer support. A compound semiconductor substrate customer typically has two or three substrate suppliers that it has qualified for the production of its products. These qualified suppliers must meet industry-standard specifications for quality, on-time delivery and customer support. Once a substrate supplier has qualified with a customer, price, consistent quality and current and future product delivery lead times become the most important competitive factors. A supplier that cannot meet customers' current lead times or that a customer perceives will not be able to meet future demand and provide consistent quality can lose current market share.

The AXT Advantage

        We believe that we benefit from the following advantages:

  •
  Low-cost manufacturing operation in the PRC.    Since 2004, we have manufactured all of our products in China, which generally has favorable costs for facilities and labor. Approximately 950 of our 1,000 employees are in China. Our primary competitors have their manufacturing operations in Germany or Japan.

  •
  Favorable access to raw materials.    Our joint ventures provide us favorable pricing, reliable supply and shorter lead-times for raw materials central to our final manufactured products. These materials include gallium, arsenic, germanium, germanium dioxide, paralytic boron nitride crucibles and boron oxide. As a result, we believe that our joint ventures will enable us to meet potential increases in demand from our customers.

  •
  Flexible manufacturing infrastructure.    Our total manufacturing space in China is approximately 190,000 square feet, 90,000 square feet of which we currently use and the remainder of which we have configured for relatively rapid expansion. We believe that our competitors typically purchase crystal growing furnaces from original equipment manufacturers. In contrast, we design and build our own VGF crystal growing furnaces, which should allow us to increase our production capacity more quickly and cost effectively.

        Given these advantages, we believe that, as the demand for compound semiconductor substrates increases, we are positioned to leverage our PRC-based manufacturing capabilities and access to favorably priced raw materials to increase our market share. As an example, we are currently working to add significant additional capacity in 6" GaAs substrates to meet expected increasing market demands. In addition, each of our five joint ventures are also increasing capacity.

Strategy

        Our goal is to become the leading worldwide supplier of high-performance compound and single element semiconductor substrates. Key elements of our strategy include:

        Continue to provide customers high and consistent quality products and service.    We seek to improve our manufacturing processes continually in order to meet and exceed our customers' high product quality standards, ensure on-time delivery of our products and optimize the cost of ownership. In addition, we plan to continue to enhance our support functions, including service and applications engineering.

        Increase market share.    We intend to leverage our product quality, competitive pricing and lead times both to establish relationships with new customers and to increase our market share with current customers in the integrated circuits for wireless handsets and HBLED markets.

        Add capacity to meet customers' increasing demand for substrates.    We believe that the markets for our substrates are currently capacity constrained. We intend to add additional capacity in order to meet our customers' current and anticipated increased demands, specifically in 6" GaAs substrates.

        Establish leadership in emerging substrate applications.    We intend to expand our served markets by exploring new opportunities for our substrates. For example, due to Ge's inherent high efficiency and the increasing supply constraints of traditional poly-silicon, some customers have begun to research the use of Ge substrates for terrestrial solar cell applications.

        Additional information regarding our business may be found in the "Business Overview" section of our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 30, 2006.

Corporate Information

        We were incorporated in California in December 1986 and reincorporated in Delaware in May 1998. We changed our name from American Xtal Technology, Inc. to AXT, Inc. in July 2000. Our principal executive offices are located at 4281 Technology Drive, Fremont, California 94538, and our telephone number is (510) 683-5900. Our website is www.axt.com. The information on, or that can be accessed through, our website does not constitute a part of this prospectus.

The Offering

Common stock offered by AXT	5,750,000 shares
Common stock to be outstanding after this offering	28,996,571 shares
Use of proceeds	We intend to use the net proceeds to us from this offering for working capital and general corporate purposes.
Nasdaq Global Market symbol	AXTI

        The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on 23,246,571 shares of our common stock outstanding as of September 30, 2006, but excludes:

  •
  an aggregate of 2,588,591 shares of our common stock issuable upon exercise of stock options outstanding as of September 30, 2006 with a weighted average exercise price of $2.37 per share; and

  •
  an aggregate of 2,067,636 shares of common stock reserved as of September 30, 2006 for issuance pursuant to future option grants.

        Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional 862,500 shares of common stock.

Summary Consolidated Financial Data

        The tables below present summary consolidated statements of operations and balance sheet data. The summary consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005 and the summary balance sheet data as of December 31, 2004 and 2005 are derived from our audited consolidated financial statements for those periods included elsewhere in this prospectus supplement. The summary balance sheet data as of December 31, 2003 are derived from our audited consolidated financial statements for that period. The summary data for the nine months ended September 30, 2005 and 2006 and for the seven most recent quarters ended September 30, 2006 are derived from our unaudited condensed consolidated financial statements for those periods. This information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes contained in this prospectus supplement and in our annual reports, quarterly reports and recent current reports on file with the SEC and incorporated by reference in this prospectus supplement and the accompanying prospectus. For more details on how you can obtain our SEC filings, you should read the section of this prospectus supplement entitled "Incorporation by Reference" beginning on page S-29. The as adjusted consolidated balance sheet data gives effect to the sale by us of 5,750,000 shares of our common stock in this offering, at the public offering price of $4.50, and after deducting the underwriting discount and estimated offering expenses payable by us.

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$34,713	$35,454	$26,536	$18,819	$31,373
Cost of revenue	32,478	35,705	24,337	17,268	23,625

Gross profit (loss)	2,235	(251)	2,199	1,551	7,748

Operating expenses:
Selling, general and administrative	10,475	11,561	12,955	9,866	9,724
Research and development	1,337	1,479	1,723	1,257	1,497
Impairment charges	—	210	—	—	1,417
Restructuring costs (benefit)	—	1,308	836	376	(2)

Total operating expenses	11,812	14,558	15,514	11,499	12,636

Loss from operations	(9,577)	(14,809)	(13,315)	(9,948)	(4,888)
Interest income, net	172	262	516	386	342
Other income (expense), net	(1,688)	94	(910)	(494)	1,693

Loss from continuing operations before provision (benefit) for income taxes	(11,093)	(14,453)	(13,709)	(10,056)	(2,853)
Provision (benefit) for income taxes	—	71	(950)	98	(406)

Loss from continuing operations	(11,093)	(14,524)	(12,759)	(10,154)	(2,447)
Discontinued operations:
Gain (loss) from disposal, net of tax	(9,475)	419	—	603	—
Gain (loss) from discontinued operations, net of tax	(6,163)	472	544	67	7

Net loss	$(26,731)	$(13,633)	$(12,215)	$(9,484)	$(2,440)

Basic and diluted net loss per share:
Loss from continuing operations	$(0.49)	$(0.64)	$(0.56)	$(0.45)	$(0.11)
Gain (loss) from discontinued operations	(0.69)	0.04	0.02	0.03	—

Net loss per share — basic and diluted	$(1.18)	$(0.60)	$(0.54)	$(0.42)	$(0.11)

Shares used in computing basic and diluted net loss per share	22,781	23,063	23,047	23,073	23,066

				September 30, 2006
	December 31,			Actual	As Adjusted
	2003	2004	2005	2006	2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$39,008	$32,179	$23,027	$15,944	$40,174
Working capital	57,335	46,141	36,347	41,906	66,136
Total assets	107,023	87,540	74,798	72,569	96,799
Total liabilities	24,725	19,523	19,180	17,975	17,975
Stockholders' equity	82,298	68,017	55,618	54,594	78,824
	Year 2005 Quarter Ended				Year 2006 Quarter Ended
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30
	(in thousands)
Quarterly Statements of Operations Data:
Revenue	$6,634	$6,032	$6,153	$7,717	$8,471	$10,355	$12,547
Cost of revenue	6,355	5,905	5,008	7,069	6,961	7,596	9,068
Gross profit	279	127	1,145	648	1,510	2,759	3,479
Operating expenses	4,739	3,376	3,384	4,015	3,762	4,424	4,450
Loss from operations	(4,460)	(3,249)	(2,239)	(3,367)	(2,252)	(1,665)	(971)
Net income (loss)	(4,123)	(3,279)	(2,082)	(2,731)	(2,203)	(876)	639

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below and all other information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in our common stock. If any of the following risks actually occur, it may materially harm our business, financial condition, operating results and cash flow. As a result, the market price of our common stock could decline, and you could lose all or part of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

        For ease of reference, we have divided these risks and uncertainties into the following general categories:

  •
  Risks related to our general business;

  •
  Risks related to international aspects of our business;

  •
  Risks related to our financial results and capital structure;

  •
  Risks related to our intellectual property;

  •
  Risks related to compliance and other legal matters; and

  •
  Risks related to this offering.

Risks Related to Our General Business

  Defects in our products could diminish demand for our products.

        Our products are complex and may contain defects. We have experienced quality control problems with many of our products, which caused customers to return products to us, reduce orders for our products, or both. Although our quality has improved, resulting in some increases in product sales, we believe that we continue to experience some reduction in orders as a result of our prior product quality problems. If we continue to experience quality control problems, or experience these or other problems in new products, customers may cancel or reduce orders or purchase products from our competitors, we may be unable to maintain or increase sales to our customers and sales of our products could decline. Defects in our products could cause us to incur higher manufacturing costs and suffer product returns and additional service expenses, all of which could adversely impact our operating results.

        If new products developed by us contain defects when released, our customers may be dissatisfied and we may suffer negative publicity or customer claims against us, lose sales or experience delays in market acceptance of our new products.

  Decreases in average selling prices of our products may reduce gross margins.

        The market for compound semiconductor substrates is characterized by pressures on average selling prices resulting from factors such as increased competition or overcapacity. We have experienced and expect to continue to experience price pressures on our products, and if average selling prices decline in the future, our revenue and gross margins could decline. We may be unable to reduce the cost of our products sufficiently to offset the effect of lower selling prices and allow us to keep pace with competitive pricing pressures, and our margins could be adversely affected.

  The loss of one or more of our key substrate customers would significantly hurt our operating results.

        A small number of substrate customers have historically accounted for a substantial portion of our revenue. Our five largest customers represented a total of 40.3% and 35.6% of our revenue for the nine months ended September 30, 2006 and 2005, respectively. We expect that a significant portion of our future revenue will continue to be derived from a limited number of substrate customers. Our customers are not obligated to purchase a specified quantity of our products or to provide us with binding forecasts of product purchases. In addition, our customers may reduce, delay or cancel orders at any time without any significant penalty. If we lose a major customer or if a customer cancels, reduces or delays orders, our revenue would decline. In addition, customers that have accounted for significant revenue in the past may not continue to generate revenue for us in any future period. Any delay in scheduled shipments of our products could cause revenue to fall below our expectations and the expectations of market analysts or investors, causing our stock price to decline.

  Our results of operations may suffer if we do not effectively manage our inventory.

        We must manage our inventory of component parts, work-in-process and finished goods effectively to meet changing customer requirements, while keeping inventory costs down and improving gross margins. Some of our products and supplies have in the past and may in the future become obsolete while in inventory due to changing customer specifications, or become excess inventory due to decreased demand for our products and an inability to sell the inventory within a foreseeable period. Furthermore, if current costs of production increase or sales prices drop below the standard prices at which we value inventory, we may need to take a charge for a reduction in inventory values. We have in the past had to take inventory valuation and impairment charges. Any future unexpected changes in demand or increases in costs of production that cause us to take additional charges for un-saleable, obsolete or excess inventory, or to reduce inventory values, could adversely affect our results of operations.

  If we have low product yields, or if there is a deliberate sabotage of our products, the shipment of our products may be delayed and our operating results may be adversely impacted.

        Our products are manufactured using complex technologies, and the number of usable substrates we produce can fluctuate as a result of many factors, including:

  •
  impurities in the materials used;

  •
  contamination of the manufacturing environment;

  •
  substrate breakage;

  •
  equipment failure, power outages or variations in the manufacturing process; and

  •
  performance of personnel involved in the manufacturing process.

        If our yields decrease, our revenue could decline if we are unable to produce needed product on time. At the same time, our manufacturing costs could remain fixed, or could increase. We have experienced product shipment delays and difficulties in achieving acceptable yields on both new and older products, and delays and poor yields have adversely affected our operating results. We may experience similar problems in the future and we cannot predict when they may occur or their severity. In particular, many of our manufacturing processes continue to be refined, which could result in lower yields.

        If there is deliberate sabotage of our products making them unfit for use by our customers, our products would be rejected, resulting in compensation costs paid to our customers, and possible disqualification. This could lead to revenue loss and market share loss.

  If we do not successfully develop new products to respond to rapidly changing customer requirements, our ability to generate revenue, obtain new customers, and retain existing customers may suffer.

        Our success depends on our ability to offer new products and product features that incorporate leading technology and respond to technological advances. In addition, our new products must meet customer needs and compete effectively on quality, price and performance. The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs and evolving industry standards. If our competitors introduce products employing new technologies or performance characteristics, our existing products could become obsolete and unmarketable. During the past three years, we have seen our competitors selling more substrates manufactured using a crystal growth technology similar to ours, which has eroded our technological differentiation. Other companies are actively developing substrate materials that could be used to manufacture devices that could provide the same high-performance, low-power capabilities as GaAs- and InP-based devices at competitive prices. If these substrate materials or VGF-derived products are successfully developed and semiconductor device manufacturers adopt them, demand for our GaAs substrates could decline and our revenue could suffer.

        The development of new products can be a highly complex process, and we may experience delays in developing and introducing new products. Any significant delays could cause us to fail to timely introduce and gain market acceptance of new products. Further, the costs involved in researching, developing and engineering new products could be greater than anticipated. If we fail to offer new products or product enhancements or fail to achieve higher quality products, we may not generate sufficient revenue to offset our development costs and other expenses or meet our customers' requirements.

  Intense competition in the markets for our products could prevent us from increasing revenue and sustaining profitability.

        The markets for our products are intensely competitive. We face competition for our substrate products from other manufacturers of substrates, such as Freiberger Compound Materials, Hitachi Cable and Sumitomo Electric, from semiconductor device manufacturers that produce substrates for their own use, and from companies that are actively developing alternative materials to GaAs and marketing semiconductor devices using these alternative materials. We believe that at least two of our major competitors are shipping high volumes of GaAs substrates manufactured using a technique similar to our VGF technique. Other competitors may develop and begin using similar technology. If we are unable to compete effectively, our revenue may not increase and we may be unable to become profitable. We face many competitors that have a number of significant advantages over us, including:

  •
  more manufacturing experience;

  •
  extensive intellectual property; and

  •
  significantly greater financial, technical and marketing resources.

        Our competitors could develop new or enhanced products that are more effective than our products are.

        The level and intensity of competition has increased over the past year and we expect competition to continue to increase in the future. Competitive pressures caused by the current economic conditions have resulted in reductions in the prices of our products, and continued or increased competition could reduce our market share, require us to further reduce the prices of our products, affect our ability to recover costs and result in reduced gross margins.

        In addition, new competitors have and may continue to emerge, such as a small crystal growing company established by a former employee of ours in China that is supplying ingots to the market.

While new competitors such as this company currently do not appear to be fully competitive, competition from sources such as this could increase, particularly if these competitors are able to obtain large capital investments.

  Demand for our products may decrease if our customers experience difficulty manufacturing, marketing or selling their products.

        Our products are used as components in the products of other companies who manufacture devices. Often, these companies purchase our products from epi-foundries to which we sell our substrates and which apply additional materials to our substrates before re-selling them. Accordingly, demand for our products is subject to factors affecting the ability of such device manufacturers to introduce and market their products successfully, including:

  •
  the competition our customers face in their particular industries;

  •
  the technical, manufacturing, sales and marketing and management capabilities of our customers;

  •
  the financial and other resources of our customers; and

  •
  the inability of our customers to sell their products if they infringe third-party intellectual property rights.

        If demand for the end-user applications for which our products are used decreases, or our customers are unable to develop, market and sell their products, demand for our products will decrease.

  The financial condition of our customers may affect their ability to pay amounts owed to us.

        Many of our customers are facing business downturns that have reduced their cash balances and their prospects. We frequently allow our customers to pay for products we ship to them within 30 to 120 days after delivery. Subsequent to our shipping a product, some customers have been unable to make payments as due, reducing our cash balances and causing us to incur charges to allow for a possibility that some accounts might not be paid. Customers may also be forced to file for bankruptcy. If our customers do not pay their accounts when due, we will be required to incur charges that would reduce our earnings.

  We purchase critical raw materials and parts for our equipment from single or limited sources, and could lose sales if these sources fail to fill our needs.

        We depend on a limited number of suppliers for certain raw materials, components and equipment used in manufacturing our products, including key materials such as quartz tubing, polishing solutions and paralytic boron nitride. Several of these raw materials are purchased from suppliers in which we hold an ownership interest and with which we have informal, unwritten agreements for long-term supply. However, we generally purchase raw materials through standard purchase orders and not pursuant to formal, long-term contracts. Further, none of our suppliers guarantee the supply of raw materials or equipment. Accordingly, if we lose any of our key suppliers, our manufacturing efforts could be significantly hampered and we could be prevented from timely producing and delivering products to our customers. Prior to investing in our raw material joint ventures, we sometimes experienced delays obtaining critical raw materials and spare parts, including gallium, due to shortages of these materials and could experience such delays again in the future due to shortages of materials and may be unable to obtain an adequate supply of materials. These shortages and delays could result in higher materials costs and cause us to delay or reduce production of our products. If we have to delay or reduce production, we could fail to meet customer delivery schedules and our revenue and operating results could suffer.

  We have made and may continue to make strategic investments in raw materials suppliers, which may not be successful and may result in the loss of all or part of our investment.

        We have made investments through our five joint ventures in raw material suppliers in the PRC, which provide us with opportunities to gain supplies of key raw materials that are important to our substrate business. These companies each have a market beyond that provided by us. We do not have influence over all of these companies, each of which is located in China, and in some we have made only a strategic, minority investment. We may not be successful in achieving the financial, technological or commercial advantage upon which any given investment is premised, and we could end up losing all or part of our investment.

  Our substrate products have a long qualification cycle that makes it difficult to plan our expenses and forecast our results.

        Customers typically place orders with us for our substrate products as much as three months in advance after our initial contact with them. The sale of our products may be subject to delays due to our customers' lengthy internal budgeting, approval and evaluation processes. During this time, we may incur substantial expenses and expend sales, marketing and management efforts while the customers evaluate our products. These expenditures may not result in sales of our products. If we do not achieve anticipated sales in a period as expected, we may experience an unplanned shortfall in our revenue. As a result, we may not be able to cover expenses, causing our operating results to vary. In addition, if a customer decides not to incorporate our products into its initial design, we may not have another opportunity to sell products to this customer for many months or even years. In the current competitive and economic climate, the average sales cycle for our products has lengthened even further and is expected to continue to make it difficult to forecast our future sales accurately. We anticipate that sales of any future substrate products will also have lengthy sales cycles and will, therefore, be subject to risks substantially similar to those inherent in the lengthy sales cycles of our current substrate products.

Risks Related to International Aspects of Our Business

  Changes in tariffs, import restrictions, export restrictions or other trade barriers may reduce our gross margins.

        We may incur increases in costs due to changes in tariffs, import or export restrictions, or other trade barriers, or unexpected changes in regulatory requirements, any of which could reduce our gross margins. For example, in September 2006 and November 2006, tax authorities in the PRC changed the treatment of refunds of value-added taxes that companies pay when they purchase certain raw materials, including gallium and arsenic. The cumulative effect is that our PRC joint venture companies no longer receive a refund of value-added tax for exports of gallium or arsenic, including certain shipments to our wholly-owned PRC subsidiary that are treated as exports under PRC tax regulations. However, our PRC joint venture companies sell only a portion of their gallium in transactions that are considered exports, and none of those PRC joint venture companies currently exports arsenic. Therefore, after having conducted further analysis on its consolidated financial results, which include a portion of the financial impact of these releases on our PRC joint venture companies, we believe that our consolidated financial results will not be materially affected. However, given the relatively fluid regulatory environment in the PRC, there could be additional tax or other regulatory changes in the future. Any such changes could directly and materially adversely impact our financial results and general business condition.

  Our operating results depend in large part on continued customer acceptance of our substrate products manufactured in China and continued improvements in product quality.

        We manufacture all of our products in China, and source most of our raw materials in China. Accordingly, we continue to seek customer qualification of our China-manufactured products. In addition, we have in the past experienced quality problems with our China-manufactured products. Our previous quality problems caused us to lose market share to our competitors, as some customers reduced their orders from us until our surface quality was as good and consistent as that offered by competitors and customers allocated their requirements for compound semiconductor substrates across more competitors. If we are unable to continue to achieve customer qualifications for our products, or if we again experience quality problems, customers may not increase purchases of our products, our China facility will become underutilized, and we will be unable to achieve expected revenue growth. We may again lose sales of our products to competitors and experience loss of market share. If we are unable to recover and retain our market share, we may be unable to grow our business.

  Problems incurred by our joint ventures or venture partners could result in a material adverse impact on our financial condition or results of operations.

        We have invested in five joint venture operations in China that produce products including 99.99% pure gallium, high purity gallium, arsenic, germanium, germanium dioxide, paralytic boron nitride crucibles and boron oxide. We purchase a portion of the materials produced by these ventures for our use and sell the remainder of their production to third parties. Our ownership interest in these entities ranges from 25% to 83%. We consolidate the three ventures in which we own a majority or controlling financial interest and employ equity accounting for the two joint ventures in which we have a 25% interest. Several of these ventures occupy space within larger facilities owned and/or operated by one of the other venture partners. Several of these venture partners are engaged in other manufacturing activities at or near the same facility. In some facilities, we share access to certain functions, including water, hazardous waste treatment or air quality treatment. If any of our joint venture partners in any of these five ventures experiences problems with its operations, disruptions of our joint venture operations could result, having a material adverse effect on the financial condition and results of operation of our joint ventures, and correspondingly on our financial condition or results of operations.

        In addition, if any of our joint ventures or venture partners with which our joint ventures share facilities is deemed to have violated applicable laws, rules or regulations governing the use, storage, discharge or disposal of hazardous chemicals during manufacturing, research and development, or sales demonstrations, the operations of our joint ventures could be adversely affected and we could be subject to substantial liability for clean-up efforts, personal injury and fines or suspension or cessation of our joint venture operations as a result of the actions of the joint ventures or other venture partners. Employees working for our joint ventures or any of the other venture partners could bring litigation against us as a result of actions taken at the joint venture or venture partner facilities, even though we are not directly controlling the operations, including actions for exposure to chemicals or other hazardous materials at the facilities of our joint ventures or the facilities of any venture partner that are shared by our joint ventures. If litigation is brought against us, litigation is inherently uncertain and, while we would expect to defend ourselves vigorously, it is possible that our business, financial condition, results of operations or cash flows could be affected in any particular period by any litigation if brought against us, particularly if litigation with us, as a non-Chinese company, is deemed advantageous. Even if we are not deemed responsible for the actions of the joint ventures or venture partners, litigation could be costly, time consuming to defend and divert management attention; in addition, pursuit of us could occur if we are deemed to be the most financially viable of the partners.

        Going forward, we believe that investing in additional joint ventures will be important to remaining competitive in our marketplace and ensuring a supply of critical raw materials. However, we may not be able to identify complementary joint venture opportunities or, even once opportunities are identified, we may not be able to reach agreement on the terms of the venture with the other venture partners. Additional joint ventures could cause us to incur contingent liabilities or other expenses, any of which could adversely affect our financial condition and operating results.

        Since all of our joint venture activity is currently expected to occur in China, these activities could subject us to a number of risks associated with conducting operations internationally, including:

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  difficulties in managing geographically disparate operations;

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  difficulties in enforcing agreements through non-U.S. legal systems;

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  unexpected changes in regulatory requirements that may limit our ability to export the venture products or sell into particular jurisdictions or impose multiple conflicting tax laws and regulations;

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  political and economic instability, civil unrest or war;

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  terrorist activities that impact international commerce;

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  difficulties in protecting our intellectual property rights, particularly in countries where the laws and practices do not protect proprietary rights to as great an extent as do the laws and practices of the United States;

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  changing laws and policies affecting economic liberalization, foreign investment, currency convertibility or exchange rates, taxation or employment; and

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  nationalization of foreign-owned assets, including intellectual property.

  The impact of changes in global economic conditions on our customers may cause us to fail to meet expectations, which would negatively impact the price of our stock.

        Our operating results can vary significantly based upon the impact of changes in global economic conditions on our customers. The revenue growth and profitability of our business depends on the overall demand for our substrates, and we are particularly dependent on the market conditions for the wireless, solid-state illumination, fiber optics and telecommunications industries. Because our sales are primarily to major corporate customers whose businesses fluctuate with general economic and business conditions, a softening of demand for products that use our substrates, caused by a weakening economy, may result in decreased revenue. Customers may find themselves facing excess inventory from earlier purchases, and may defer or reconsider purchasing products due to the downturn in their business and in the general economy.

  We derive a significant portion of our revenue from international sales, and our ability to sustain and increase our international sales involves significant risks.

        Our revenue growth depends in part on the expansion of our international sales and operations. International sales represented 81% and 79% of our revenue for the years ended December 31, 2005 and 2004, respectively, and 75% and 80% of our revenue for the nine months ended September 30, 2006 and 2005, respectively. We expect that sales to customers outside the U.S., particularly sales to customers in Asia, will continue to represent a significant portion of our revenue.

        Currently, an increasing percentage of our sales is to customers headquartered in Asia. All of our manufacturing facilities and some of our suppliers are also located outside the U.S. Managing our overseas operations presents challenges, including periodic regional economic downturns, trade balance issues, varying business conditions and demands, political instability, variations in enforcement of intellectual property and contract rights in different jurisdictions, differences in the ability to develop relationships with suppliers and other local businesses, changes in U.S. and international laws and regulations including U.S. export restrictions, fluctuations in interest and currency exchange rates, the ability to provide sufficient levels of technical support in different locations, cultural differences, shipping delays and terrorist acts or acts of war, among other risks. Many of these challenges are present in China, which represents a large potential market for devices that use compound semiconductor substrates and where we anticipate significant opportunity for growth. Global uncertainties with respect to: (i) economic growth rates in various countries; (ii) sustainability of demand for electronics products; (iii) capital spending by semiconductor manufacturers; (iv) price weakness for certain semiconductor devices; and (v) political instability in regions where we have operations may also affect our business, financial condition and results of operations.

        Our dependence on international sales involves a number of risks, including:

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  changes in tariffs, import restrictions, export restrictions, or other trade barriers;

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  unexpected changes in regulatory requirements;

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  longer periods to collect accounts receivable;

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  changes in export license requirements;

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  political and economic instability;

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  unexpected changes in diplomatic and trade relationships; and

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  foreign exchange rate fluctuations.

        Our sales are denominated in U.S. dollars, except for sales to our Japanese and some Taiwanese customers, which are denominated in Japanese yen. Thus, increases in the value of the U.S. dollar could increase the price of our products in non-U.S. markets and make our products more expensive than competitors' products in these markets.

        Also, denominating some sales in Japanese yen subjects us to fluctuations in the exchange rates between the U.S. dollar and the Japanese yen. The functional currency of our Chinese subsidiary and joint ventures is the local currency. We incur transaction gains or losses resulting from consolidation of expenses incurred in local currencies for these entities, as well as in translation of the assets and liabilities of their assets at each balance sheet date. If we do not effectively manage the risks associated with international sales, our revenue, cash flows and financial condition could be adversely affected.

  Because of power shortages in the PRC, we may have to temporarily close our China operations, which would adversely impact our ability to manufacture our products and meet customer orders, and would result in reduced revenue.

        The Chinese government faced a power shortage over the summer of 2004 and reported that power demand in 24 provinces outstripped supply in peak periods during January to April of 2004. Instability in electrical supply caused sporadic outages among residential and commercial consumers. As a result, the Chinese government implemented tough measures in 2004 to ease the energy shortage. Provinces imposed power brownouts during 2004 to reduce electricity demand, and some companies in Beijing were ordered to give their employees a week off to ease the pressure on power supply. Plants, most of which are state-owned, were closed and reopened on a staggered schedule to reduce power consumption during the capital's hottest months during 2004. As a result, we closed most of our operations for a week in late July 2004 in conformance with this policy.

        In 2006, we were able to switch the electrical supply for our manufacturing facility in the PRC onto the same power grid as that used by vital PRC government services, such as hospitals and police. However, if even despite this switch we are required to make temporary closures of our subsidiary and joint venture operations, we may be unable to manufacture our products, and would then be unable to meet customer orders except from inventory on hand. As a result, our revenue could be adversely impacted, and our relationships with our customers could suffer, impacting our ability to generate future revenue. In addition, if power is shut off at our Beijing subsidiary at any time, either voluntarily or as a result of unplanned brownouts, during certain phases of our manufacturing process including our crystal growth phase, the work in process may be ruined and rendered unusable, causing us to incur expense that will not be covered by revenue, and negatively impacting our cost of revenue and gross margins.

  Changes in the PRC's political, social and economic environment may affect our financial performance.

        Our financial performance may be affected by changes in China's political, social and economic environment. The role of the Chinese central and local governments in the Chinese economy is significant. Chinese policies toward economic liberalization, and laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters could change, resulting in greater restrictions on our ability to do business and operate our manufacturing facilities in the PRC. Any imposition of surcharges or any increase in Chinese tax rates could hurt our operating results. The Chinese government could revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the government of the PRC were to take any of these actions, we would be prevented from conducting all or part of our business. Any failure on our part to comply with governmental regulations could result in the loss of our ability to manufacture our products in the PRC.

        The PRC, from time to time, has experienced instances of civil unrest and hostilities. Confrontations have occurred between the military and civilians. Events of this nature could influence the Chinese economy, result in nationalization of foreign-owned operations such as ours, and negatively affect our ability to operate our facilities in China.

  We may face additional risks as a result of the revaluation of the Chinese currency.

        In July 2005, the PRC agreed to a shift in Chinese currency policy. It established a 2% revaluation of the renminbi and referenced the renminbi to a basket of currencies, with a daily trading band of +/-0.3%. Depending on market conditions and the state of the Chinese economy, it is possible that China will make more adjustments in the future. Over the next five to ten years, the PRC may move to a managed float system, with opportunistic interventions. This reserve diversification may negatively impact the United States dollar and U.S. interest rates, which, in turn, could negatively impact our operating results and financial condition. The functional currency of our Chinese subsidiary, including our joint ventures, is the local currency; since most of our operations are conducted in the PRC, most of our costs are incurred in Chinese currency, which subjects us to fluctuations in the exchange rates between the U.S. dollar and the Chinese renminbi. We incur transaction gains or losses resulting from consolidation of expenses incurred in local currencies for these subsidiaries, as well as in translation of the assets and liabilities of these assets at each balance sheet date. These risks may be increased by the fluctuation and revaluation of the Chinese renminbi. If we do not effectively manage the risks associated with this currency risk, our revenue, cash flows and financial condition could be adversely affected.

  A reoccurrence of Severe Acute Respiratory Syndrome, or SARS, or the outbreak of a different contagious disease such as the Avian Flu may adversely impact our manufacturing operations and some of our key suppliers and customers.

        All of our substrate manufacturing activities are conducted in the PRC. In addition, we acquire key raw materials, including gallium, from our joint ventures and other suppliers in China. The 2003 SARS outbreak was most notable in the PRC and a small number of cases were reported in 2004. One employee at our LED production facility in China contracted SARS in late April 2003 prompting us to close the facility for ten days. There was no significant impact to our ability to fill customer orders. If there were to be another outbreak of SARS or a different contagious disease, such as Avian Flu, and if our employees contracted the disease, we might be required to temporarily close our manufacturing operations. Similarly, if one of our key suppliers is required to close for an extended period, we might not have enough raw material inventory to continue manufacturing operations. In addition, while we possess management skills among our PRC staff that enable us to maintain our manufacturing operations with minimal on-site supervision from our U.S.-based staff, our business could also be harmed if travel to or from Asia and the United States is restricted or inadvisable, as it was during parts of 2003. None of our substrate competitors is as dependent on manufacturing facilities in China as we are. If our manufacturing operations were closed for a significant period, we could lose revenue and market share during that period, which would depress our financial performance and could be difficult to recapture. Finally, if one of our key customers is required to close for an extended period, we might not be able to ship product to them, our revenue would decline and our financial performance would suffer.

Risks Related to Our Financial Results and Capital Structure

  The compound semiconductor industry is cyclical and has experienced a downturn which has adversely impacted our operating results.

        Our continuing business depends in significant part upon manufacturers of electronic and opto-electronic compound semiconductor devices, as well as the current and anticipated market demand for these devices and products using these devices. As a supplier to the compound semiconductor industry, we are subject to the business cycles that characterize the industry. The timing, length and volatility of these cycles are difficult to predict. The compound semiconductor industry has historically been cyclical because of sudden changes in demand, the amount of manufacturing capacity and changes in the technology employed in compound semiconductors. The rate of changes in demand, including end demand, is high, and the effect of these changes upon us occurs quickly, exacerbating the volatility of these cycles. These changes have affected the timing and amounts of customers' purchases and investments in new technology. These industry cycles create pressure on our revenue, gross margin and net income (loss).

        The industry has in the past experienced periods of oversupply that result in significantly reduced demand and prices for compound semiconductor devices and components, including our products, both as a result of general economic changes and overcapacity. When these periods occur and our operating results and financial condition are adversely affected, oversupply creates pressure on our revenue, gross margins and net income (loss). Inventory buildups in telecommunications products and slower than expected sales of computer equipment resulted in overcapacity and led to reduced sales by our customers, and therefore reduced purchases of our products. During periods of weak demand such as those experienced historically, customers typically reduce purchases, delay delivery of products and/or cancel orders of component parts such as our products. Increased price competition has resulted, causing pressure on our revenue, gross margin and net income (loss). We experienced cancellations, price reductions, delays and push-outs of orders, which have resulted in reduced revenue. If the economic downturn occurred again, further order cancellations, reductions in order size or delays in orders could occur and would materially adversely affect our business and results of operations. Actions to reduce our costs, such as those we have recently taken, may be insufficient to align our structure with prevailing business conditions. We may be required to undertake additional cost-cutting measures, and may be unable to invest in marketing, research and development and engineering at the levels we believe are necessary to maintain our competitive position. Our failure to make these investments could seriously harm our business.

        During periods of increasing demand for compound semiconductor devices, we must have sufficient manufacturing capacity and inventory to meet customer demand, and must be able to attract, hire, train and retain qualified employees to meet demand. If we are unable to effectively manage our resources and production capacity during an industry upturn, there could be a material adverse effect on our business, financial condition and results of operations.

  If we fail to manage periodic contractions, we may utilize our cash balances and our existing cash and cash equivalent and investment balances could decline.

        We anticipate that our existing cash resources will fund any anticipated operating losses and purchases of capital equipment, as well as provide adequate working capital for the next twelve months. However, our liquidity is affected by many factors including, among others, the extent to which we pursue additional capital expenditures, the level of our production, and other factors related to the uncertainties of the industry and global economies. If we fail to manage our contractions successfully we may draw down our cash reserves, which would adversely affect our operating results and financial condition, reduce our value and possibly impinge our ability to raise debt and equity funding in the future, at a time when we might be required to raise additional cash. Accordingly, there can be no assurance that events in the future will not require us to seek additional capital or, if required, that such capital would be available on terms acceptable to us, if at all. As part of our effort to reduce costs, we may lose key staff, production resources and technology that we will need to grow when end markets recover. These events could reduce our ability to grow profitably as markets recover.

  Unpredictable fluctuations in our operating results could disappoint analysts or our investors, which could cause our stock price to decline.

        We have not been able to sustain growth for any significant period in the last five years, and may not be able to return to historic growth levels in the current economic environment. Our net loss in 2002 was the largest in our history and our losses continued during 2003, 2004, 2005 and the first two quarters of 2006. We recorded net income in the third quarter of 2006.

        We have experienced and may continue to experience significant fluctuations in our revenue and earnings. Our quarterly and annual revenue and operating results have varied significantly in the past and may vary significantly in the future due to a number of factors, including:

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  our ability to develop, manufacture and deliver high quality products in a timely and cost-effective manner;

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  decline in general economic conditions or downturns in the industry in which we compete;

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  fluctuations in demand for our products;

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  expansion of our manufacturing capacity;

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  expansion of our operations in China;

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  limited availability and increased cost of raw materials;

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  the volume and timing of orders from our customers, and cancellations, push-outs and delays of customer orders once made;

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  fluctuation of our manufacturing yields;

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  decreases in the prices of our or our competitors' products;

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  costs incurred in connection with any future acquisitions of businesses or technologies; and

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  increases in our expenses, including expenses for research and development.

        Due to these factors, we believe that period-to-period comparisons of our operating results may not be meaningful indicators of our future performance. Over the past two years, our operating results have at times been below the expectations of securities analysts or investors. If this occurs again in future periods, the price of our common stock could decline or fluctuate.

        A substantial percentage of our operating expenses is fixed in the short term, and we may be unable to adjust spending to compensate for an unexpected shortfall in revenue. As a result, any delay in generating revenue could cause our operating results to be below the expectations of market analysts or investors, which could also cause our stock price to fall.

  We have adopted certain anti-takeover measures that may make it more difficult for a third party to acquire us.

        Our board of directors has the authority to issue up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue additional shares of preferred stock.

        We have adopted a preferred stock purchase rights plan intended to guard against certain takeover tactics. The adoption of this plan was not in response to any proposal to acquire us, and the board is not aware of any such effort. The existence of this plan could also have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, certain provisions of our certificate of incorporation may have the effect of delaying or preventing a change of control, which could adversely affect the market price of our common stock.

        In addition, provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition or change of control of us, or changes in our management, including:

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  the division of our board of directors into three separate classes, each with three-year terms;

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  the right of our board to elect a director to fill a space created by a board vacancy or the expansion of the board;

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  the ability of our board to alter our amended and restated bylaws; and

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  the requirement that only our board or the holders of at least 10% of our outstanding shares may call a special meeting of our stockholders.

        Furthermore, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless:

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  66 2/3% of the shares of voting stock not owned by these large stockholders approve the merger or combination, or

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  the board of directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

Risks Related to Our Intellectual Property

  Intellectual property infringement claims may be costly to resolve and could divert management attention.

        Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. The markets in which we compete are comprised of competitors that in some cases hold substantial patent portfolios covering aspects of products that could be similar to ours. We could become subject to claims that we are infringing patent, trademark, copyright or other proprietary rights of others. For example, we have previously been involved in two separate lawsuits alleging patent infringement, and could in the future be involved in similar litigation.

  If we are unable to protect our intellectual property, we may lose valuable assets or incur costly litigation.

        We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements and other intellectual property protection methods to protect our proprietary technology. However, we believe that, due to the rapid pace of technological innovation in the markets for our products, our ability to establish and maintain a position of technology leadership also depends on the skills of our development personnel. Despite our efforts to protect our intellectual property, third parties can develop products or processes similar to ours. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology, duplicate our products or design around our patents. We believe that at least two of our competitors have begun to ship GaAs substrates produced using a process similar to our VGF technique. Our competitors may also develop and patent improvements to the VGF technology upon which we rely, and thus may limit any exclusivity we enjoy by virtue of our patents or trade secrets.

        It is possible that pending or future United States or foreign patent applications made by us will not be approved, that our issued patents will not protect our intellectual property, or that third parties will challenge the ownership rights or the validity of our patents. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our intellectual property. Our competitors may be able to legitimately ascertain non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the development of technology substantially similar to ours.

        We may have to resort to costly litigation to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause us to divert resources and may not prove successful. Our protective measures may prove inadequate to protect our proprietary rights, and if we fail to enforce or protect our rights, we could lose valuable assets.

        For example, in the past we have been involved in litigation with Sumitomo Electric Industries, Ltd., or SEI, in Japan as well as interference actions in the United States. We and SEI approved a settlement of this litigation during the fourth quarter of 2004 and the litigation was withdrawn and we abandoned the interference proceeding. We made an initial payment of approximately $1.4 million and will have to pay ongoing royalties to SEI on certain of our products.

Risks Related to Compliance and Other Legal Matters

  We need to continue to improve or implement our systems, procedures and controls and may not receive a favorable attestation report on our internal control systems by our independent registered public accounting firm.

        The requirements adopted by the SEC in response to the passage of the Sarbanes-Oxley Act of 2002, will require annual review and evaluation of our internal control systems, and an attestation of these systems by our independent registered public accounting firm beginning with our fiscal year ending December 31, 2007. We are currently reviewing our internal control procedures and considering further documentation of these procedures that may be necessary. We are currently evaluating the extent to which any of our joint ventures may also be required to comply, if at all. We can give no assurances that our systems will satisfy these requirements of the SEC or, if required, that any of the systems of our joint ventures will meet these requirements, or that we will receive a favorable review and attestation by our independent registered public accounting firm.

        In addition, the shift of our manufacturing operations to China has placed and continues to place a significant strain on our operations and management resources. We have upgraded our inventory control systems and may implement additional systems relating to consolidation of our financial results, but continue to rely on certain manual processes in our operations and in connection with consolidation of our financial results. If we fail to manage these changes effectively, our operations may be disrupted.

        To manage our business effectively, we may need to implement additional and improved management information systems, further develop our operating, administrative, financial and accounting systems and controls, add experienced senior level managers, and maintain close coordination among our executive, engineering, accounting, marketing, sales and operations organizations.

  If we fail to comply with environmental and safety regulations, we may be subject to significant fines or forced to cease our operations; in addition, we could be subject to suits for personal injuries caused by hazardous materials.

        We are subject to federal, state and local environmental and safety laws and regulations in all of our operating locations, including laws and regulations of China, such as laws and regulations related to the development, manufacture and use of our products, the operation of our facilities, and the use of our real property. These laws and regulations govern the use, storage, discharge and disposal of hazardous chemicals during manufacturing, research and development, and sales demonstrations. If we fail to comply with applicable regulations, we could be subject to substantial liability for clean-up efforts, personal injury and fines or suspension or be forced to cease our operations, and/or suspend or terminate the development, manufacture or use of certain of our products, the use of our facilities, or the use of our real property, each of which could have a material adverse effect on our business, financial condition and results of operations.

        In March 2001, we settled a claim made by the California Occupational Safety and Health Administration, or Cal-OSHA, in an investigation primarily regarding impermissible levels of potentially hazardous materials in certain areas of our manufacturing facility in Fremont, California for $200,415, and during 2004 we were the target of press allegations and correspondence purportedly on behalf of current and/or former employees concerning our environmental compliance programs and exposure of our employees to hazardous materials. In June 2005, a complaint was filed against us and a current and former officer, alleging personal injury, general negligence, intentional tort, wage loss and other damages, including punitive damages, as a result of exposure of plaintiffs, who are former employees of AXT, including a minor child in utero, to high levels of gallium arsenide in gallium arsenide wafers, and methanol. There is a possibility that other current and/or former employees may bring additional litigation against us. Although we have put in place engineering, administrative and personnel protective equipment programs to address these issues, our ability to expand or continue to operate our present locations could be restricted or we could be required to acquire costly remediation equipment or incur other significant expenses. Existing or future changes in laws or regulations in the United States and China may require us to incur significant expenditures or liabilities, or may restrict our operations. In addition, our employees could be exposed to chemicals or other hazardous materials at our facilities and we may be subject to lawsuits seeking damages for wrongful death or personal injuries allegedly caused by exposure to chemicals or hazardous materials at our facilities.

        Litigation is inherently uncertain and while we would expect to defend ourselves vigorously, it is possible that our business, financial condition, results of operations or cash flows could be affected in any particular period by litigation pending and any additional litigation brought against us.

  Existing or future litigation could result in significant judgments against us, or cause us to incur costly settlements.

        In June 2005, a complaint was filed against us and a current and former officer, alleging personal injury, general negligence, intentional tort, wage loss and other damages, including punitive damages, as a result of exposure of plaintiffs, who are former employees of AXT, including a minor child in utero, to high levels of gallium arsenide in gallium arsenide wafers, and methanol. In addition, we are defendants in an ongoing securities litigation matter. Litigation is inherently uncertain and while we would expect to defend ourselves vigorously, it is possible that our business, financial condition, results of operations or cash flows could be affected in any particular period by litigation now pending and any additional litigation brought against us. In addition, response to this litigation could divert management's attention from our business and operations, causing our business and financial results to suffer. We could incur defense or settlement costs in excess of the insurance covering these litigation matters, or that could result in significant judgments against us or cause us to incur costly settlements, in excess of our insurance limits.

  Legislative actions, higher insurance costs and potential new accounting pronouncements are likely to cause our general and administrative expenses to increase and impact our future financial position and results of operations.

        In order to comply with rules and regulations adopted pursuant to the Sarbanes-Oxley Act of 2002 by the SEC, as well as changes to listing standards adopted by the the Nasdaq Global Market, and accounting changes adopted affecting accounting for stock-based compensation, we may be required to increase our internal controls and hire additional personnel and outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of the high claims rates they incurred over the past year. Changes in accounting rules, including legislative and other rules to account for employee stock options as a compensation expense among others, could materially increase the expense that we report under generally accepted accounting principles and adversely affect our operating results.

  The effect of terrorist threats and actions on the general economy could decrease our revenue.

        The United States continues to be on alert for terrorist activity. The potential near- and long-term impact terrorist activities may have in regards to our suppliers, customers and markets for our products and the U.S. economy is uncertain. There may be embargos of ports or products, or destruction of shipments or our facilities, or attacks that affect our personnel. There may be other potentially adverse effects on our operating results due to a significant event that we cannot foresee. Since we perform all of our manufacturing operations in China, and a significant portion of our customers are located outside of the Untied States, terrorist activity or threats against U.S.-owned enterprise are a particular concern to us.

  If any of our facilities is damaged by occurrences such as fire, explosion, or natural disaster, we might not be able to manufacture our products.

        The ongoing operation of our manufacturing and production facilities in the PRC is critical to our ability to meet demand for our products. If we are not able to use all or a significant portion of our facilities for prolonged periods for any reason, we would not be able to manufacture products for our customers. For example, a fire or explosion caused by our use of combustible chemicals and high temperatures during our manufacturing processes could render some or all of our facilities inoperable for an indefinite period of time. Actions outside of our control, such as earthquakes or other natural disasters, could also damage our facilities, rendering them inoperable. If we are unable to operate our facilities and manufacture our products, we would lose customers and revenue and our business would be harmed.

Risks Related to This Offering

  Our stock price has been and may continue to be volatile.

        Our stock price has fluctuated significantly since we began trading on the Nasdaq Global Market. For the year ended December 31, 2005, the high and low closing sales prices of our common stock were $2.47 and $1.08, respectively, and for the nine months ended September 30, 2006, the high and low closing sales prices of our common stock were $4.47 and $1.98, respectively. A number of factors could cause the price of our common stock to continue to fluctuate substantially, including:

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  actual or anticipated fluctuations in our quarterly or annual operating results;

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  changes in expectations about our future financial performance or changes in financial estimates of any securities analysts who follow our stock;

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  litigation, regulatory developments, or sales of large blocks of stock;

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  announcements of technological innovations by us or our competitors;

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  new product introductions by us or our competitors;

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  large customer orders or order cancellations, delays or push-outs; and

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  the operating and stock price performance of comparable companies.

        In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, class action securities litigation has often been instituted against such a company. Any such litigation instigated against us could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our business, financial condition and operating results.

  Our management will have broad discretion with respect to the use of proceeds of this offering, and may not apply the proceeds to uses that will benefit stockholders.

        Our management will have broad discretion as to how to use the proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds of this offering. The results and effectiveness of the use of proceeds are uncertain. See "Use of Proceeds" for a description of our intended use of the net proceeds from this offering.

  We do not intend to pay cash dividends on our common stock in the foreseeable future.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. In addition, prior to the payment of any cash dividends on our common stock, we would first have to satisfy cumulative payment obligations with respect to our preferred stock.

  You will experience immediate dilution in the book value per share of the common stock you purchase.

        Since the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $4.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $1.94 per share in the net tangible book value of the common stock. See the section entitled "Dilution" on page S-26 for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Many forward-looking statements may be identified by our use of terms such as "anticipates," "expects," "intends," "plans," "seeks," "estimates," "believes" and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our expected financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management's current expectations. These risks and uncertainties include those referred to above in the caption "Risk Factors." The forward-looking statements in this prospectus supplement speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the SEC.

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately $24.2 million, or approximately $27.9 million if the underwriter exercises its over-allotment option in full, based on a public offering price of $4.50 per share and after payment of the underwriting discount and estimated expenses of this offering.

        We have no specific uses for the net proceeds and will retain broad discretion over them. We currently anticipate using the net proceeds from this offering primarily for working capital and general corporate purposes, including for research and development and general and administrative expenses. The amounts and timing of expenditures may vary significantly. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, technologies and joint ventures. Although we have no specific agreements, commitments or understandings with respect to any acquisition or investment, we evaluate acquisition and investment opportunities and engage in related discussions with other companies from time to time. Pending the application of the net proceeds, we expect to invest them in short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors. In addition, prior to the payment of any cash dividend on our common stock, we will first have to satisfy cumulative payment obligations with respect to our preferred stock.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to our common stock as of September 30, 2006 was $50.1 million, or $2.15 per share.

        Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities and the book value of our preferred stock. After giving effect to our sale in this offering of 5,750,000 shares of our common stock at the public offering price of $4.50 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, the adjusted net tangible book value attributable to our common stock as of September 30, 2006 would have been approximately $74.3 million, or $2.56 per share. This represents an immediate increase in net tangible book value of $0.41 per share to the holders of our existing common stock and an immediate dilution of $1.94 per share to new investors purchasing shares of common stock at the public offering price.

Public offering price per share		$4.50
Net tangible book value per share as of September 30, 2006	$2.15
Increase in net tangible book value per share attributable to new investors	0.41

Net tangible book value per share after giving effect to this offering		2.56

Dilution in net tangible book value per share to new investors		$1.94

        If the underwriters exercise their over-allotment option in full, at the public offering price of $4.50 per share, the as adjusted net tangible book value as of September 30, 2006 would have been $2.61 per share, representing an increase to existing stockholders of $0.46 per share, and there will be an immediate dilution of $1.89 per share to new investors.

UNDERWRITING

        We have entered into an underwriting agreement with Needham & Company, LLC. Subject to the terms and conditions of the underwriting agreement, Needham & Company, LLC has agreed to purchase from us all of the 5,750,000 shares of common stock offered pursuant to this prospectus supplement if any are purchased, other than those shares covered by the over-allotment option described below.

        The underwriting agreement provides that we will indemnify Needham & Company, LLC against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that Needham & Company, LLC may be required to make in respect thereof.

        We have granted an option to Needham & Company, LLC to purchase up to 862,500 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus supplement. This option is exercisable during the 30-day period after the date of this prospectus supplement. Needham & Company, LLC may exercise this option only to cover over-allotments made in connection with this offering.

        Needham & Company, LLC has advised us that it proposes to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus supplement. Needham & Company, LLC may offer shares to securities dealers at that public offering price less a concession of up to $0.10 per share. Needham & Company, LLC may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.05 per share. After the offering to the public, the offering price and other selling terms may be changed by Needham & Company, LLC.

        The following table shows the per share and total underwriting discount to be paid to Needham & Company, LLC by us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares.

	Total
	Per Share	No Exercise	Full Exercise
Paid by AXT, Inc.	$0.24	$1,380,000	$1,587,000

        We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $265,000.

        We have agreed not to offer, sell, contract to sell, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, LLC. This agreement does not apply to any existing employee benefit plans. Our directors and executive officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of Needham & Company, LLC. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Needham & Company, LLC waives, in writing, such an extension. A transfer of securities as a bona fide gift or by will or intestacy may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. Registered shares acquired on the open market after this offering may also be sold.

        In connection with this offering, Needham & Company, LLC may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, Needham & Company, LLC may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus supplement. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by Needham & Company, LLC is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, Needham & Company, LLC may bid for, and purchase, common stock in the open market. Needham & Company, LLC may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, Needham & Company, LLC will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If Needham & Company, LLC sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if Needham & Company, LLC is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        Needham & Company, LLC may also impose a penalty bid. This occurs when a particular dealer repays selling concessions allowed to it for distributing our common stock in this offering because Needham & Company, LLC repurchases that stock in stabilizing or short covering transactions.

        Finally, Needham & Company, LLC may bid for, and purchase, shares of our common stock in market making transactions, including "passive" market making transactions as described below.

        These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. Needham & Company, LLC is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Global Market, or otherwise.

        In connection with this offering, Needham & Company, LLC or its affiliates may engage in passive market making transactions in our common stock on the Nasdaq Global Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

  •
  a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

  •
  net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker's average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

  •
  passive market making bids must be identified as such.

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

LEGAL MATTERS

        The validity of the securities being offered by this prospectus supplement will be passed upon for us by DLA Piper US LLP, East Palo Alto, California. Fenwick & West LLP, Mountain View, California is counsel for the underwriter in connection with this offering.

EXPERTS

        The consolidated financial statements of AXT, Inc. as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus supplement by reference to AXT, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements for the year ended December 31, 2003, incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, New York 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at www.sec.gov and our website at www.axt.com. We have not incorporated by reference into this prospectus supplement the information contained on our website and you should not consider it to be part of this prospectus supplement.

INCORPORATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus supplement the information contained in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 30, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 12, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 11, 2006;

  •
  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on January 17, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on February 15, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on April 19, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on August 2, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on October 30, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on November 27, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on November 30, 2006;

  •
  our Current Report on Form 8-K, filed with the SEC on December 15, 2006;

  •
  the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 24, 1998; and

  •
  the description of our stockholder rights plan in our registration statement on Form 8-A filed with the SEC on May 30, 2001.

        This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein include important information about us, our common stock being offered and other information you should know before investing. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference herein and therein, you should rely on this prospectus supplement together with the additional information about us described in the accompanying prospectus under "Where You Can Find More Information." You should read both this prospectus supplement and the accompanying prospectus. You should carefully consider the facts set forth under "Risk Factors" beginning on page S-9 of this prospectus supplement before making an investment decision to purchase shares of our common stock.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or that is contained in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriter has not, authorized anyone to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common stock. Unless the context otherwise requires, references to "we" or the "company" in this prospectus supplement and the accompanying prospectus mean AXT, Inc. and its subsidiaries.

        Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus supplement is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost from Wilson W. Cheung, by writing or telephoning us at the following address: AXT, Inc., 4281 Technology Drive, Fremont, California 94538, Attention: Chief Financial Officer, telephone: (510) 683-5900.

AXT, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, in thousands, except per share data)

	September 30, 2006	December 31, 2005
Assets:
Current assets:
Cash and cash equivalents	$10,587	$17,472
Short-term investments	5,357	5,555
Accounts receivable, net of allowances of $202 and $609 as of September 30, 2006 and December 31, 2005, respectively	8,800	5,226
Inventories, net	17,359	16,156
Prepaid expenses and other current assets	4,079	1,801
Assets held for sale	4,659	—

Total current assets	50,841	46,210
Property, plant and equipment, net	10,772	17,306
Restricted deposits	7,150	7,450
Other assets	3,806	3,832

Total assets	$72,569	$74,798

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$4,078	$3,070
Accrued liabilities	3,225	3,533
Accrued restructuring	—	465
Current portion of long-term debt	450	300
Income taxes payable	1,182	2,495

Total current liabilities	8,935	9,863
Long-term debt, net of current portion	6,803	7,420
Other long-term liabilities	2,237	1,897

Total liabilities	17,975	19,180

Commitments and contingencies (Note 11)
Stockholders' equity:
Preferred stock, $0.001 par value per share; 2,000 shares authorized; 883 shares issued and outstanding as of September 30, 2006 and December 21, 2005	3,532	3,532
Common stock, $0.001 par value per share; 70,000 shares authorized; 23,247 and 22,977 shares issued and outstanding as of September 30, 2006 and December 31, 2005, respectively	23	23
Additional paid-in capital	156,618	155,441
Accumulated deficit	(107,216)	(104,776)
Accumulated other comprehensive income	1,637	1,398

Total stockholders' equity	54,594	55,618

Total liabilities and stockholders' equity	$72,569	$74,798

See accompanying notes to condensed consolidated financial statements.

AXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue	$12,547	$6,153	$31,373	$18,819
Cost of revenue	9,068	5,008	23,625	17,268

Gross profit	3,479	1,145	7,748	1,551

Operating expenses:
Selling, general and administrative	2,641	2,898	9,724	9,866
Research and development	392	472	1,497	1,257
Impairment charge	1,417	—	1,417	—
Restructuring charge (benefit)	—	14	(2)	376

Total operating expenses	4,450	3,384	12,636	11,499

Loss from continuing operations	(971)	(2,239)	(4,888)	(9,948)
Interest income, net	103	136	342	386
Other income (expense), net	641	(193)	1,693	(494)

Loss from continuing operations before provision (benefit) for income taxes	(227)	(2,296)	(2,853)	(10,056)
Provision (benefit)for income taxes	(862)	45	(406)	98

Income (loss) from continuing operations	635	(2,341)	(2,447)	(10,154)
Discontinued operations:
Gain from discontinued operations, net of tax	4	9	7	67
Gain from disposal, net of tax	—	250	—	603

Net income (loss)	$639	$(2,082)	$(2,440)	$(9,484)

Basic income (loss) per share:
Income (loss) from continuing operations	$0.03	$(0.10)	$(0.11)	$(0.45)
Gain from discontinued operations, net of tax	—	0.01	—	0.03

Net income (loss)	$0.03	$(0.09)	$(0.11)	$(0.42)

Shares used in computing basic net income (loss) per share	23,158	22,994	23,066	23,073
Diluted income (loss) per share:
Income (loss) from continuing operations	$0.02	$(0.10)	$(0.11)	$(0.45)
Gain from discontinued operations, net of tax	—	0.01	—	0.03

Net income (loss)	$0.02	$(0.09)	$(0.11)	$(0.42)

Shares used in computing diluted net income (loss) per share	24,378	22,994	23,066	23,073

See accompanying notes to condensed consolidated financial statements.

AXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Nine Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,440)	$(9,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,365	2,874
Amortization of investments premium/discount	(55)	188
Non-cash restructuring charge	—	376
Loss on disposal of property, plant and equipment	89	291
Stock-based compensation	649	2
Realized gain on sale of investments	(2,032)	—
Gain on disposal of discontinued operations	—	(53)
Impairment of property, plant and equipment	1,417	—
Changes in assets and liabilities:
Accounts receivable, net	(3,574)	(855)
Inventories, net	(1,203)	862
Prepaid expenses and other current assets	(2,278)	567
Other assets	26	74
Accounts payable	1,008	421
Accrued liabilities and restructuring	(773)	(1,620)
Income taxes payable	(1,313)	131
Other long-term liabilities	340	147

Net cash used in operating activities	(7,774)	(6,079)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(2,157)	(1,711)
Proceeds from sales of property, plant and equipment	161	31
Purchases of investments	(7,924)	(7,783)
Proceeds from sale of investments	10,174	16,958
Decrease in restricted cash	300	615
Proceeds from sale of assets held for sale, net	—	1,303

Net cash provided by investing activities	554	9,413

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (payments of):
Issuance of common stock	528	60
Repurchase of common stock	—	(246)
Long-term debt payments	(467)	(450)

Net cash provided by (used in) financing activities	61	(636)

Effect of exchange rate changes	274	(230)

Net increase (decrease) in cash and cash equivalents	(6,885)	2,468
Cash and cash equivalents at the beginning of the period	17,472	12,117

Cash and cash equivalents at the end of the period	$10,587	$14,585

See accompanying notes to condensed consolidated financial statements.

AXT, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Basis of Presentation

        The accompanying condensed consolidated financial statements of AXT, Inc. ("AXT," "Company," "we," "us" and "our" refer to AXT, Inc. and all of its consolidated subsidiaries) are unaudited, and have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the year-end condensed consolidated balance sheet was derived from the Company's audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, considered necessary to present fairly the financial position, results of operations and cash flows of AXT and its subsidiaries for all periods presented.

        Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ materially from those estimates.

        The results of operations are not necessarily indicative of the results to be expected in the future or for the full fiscal year. It is recommended that these condensed consolidated financial statements be read in conjunction with our consolidated financial statements and the notes thereto included in our 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2006 and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 filed with the Securities and Exchange Commission on May 12, 2006 and August 11, 2006, respectively.

        Certain reclassifications have been made to the prior year's condensed consolidated financial statements to conform to current period presentation.

Note 2. Discontinued Operations and Related Assets Held for Sale

        In June 2003, we announced the discontinuation of our opto-electronics division, which we had established as part of our acquisition of Lyte Optronics, Inc. in May 1999. The discontinued opto-electronics division manufactured blue, cyan and green high-brightness light emitting diodes (HBLEDs) for the illumination markets, including full-color displays, wireless handset backlighting and traffic signals, and also manufactured vertical cavity surface emitting lasers (VCSELs) and laser diodes for fiber optic communications and storage area networks. Because of this discontinuation, the results of operations of the opto-electronics division have been segregated from continuing operations and are reported separately as discontinued operations in our condensed consolidated statements of operations for all periods presented.

        In September 2003, we completed the sale of substantially all of the assets of our opto-electronics business to Lumei Optoelectronics Corp. (Lumei) and Dalian Luming Science and Technology Group, Co., Ltd. for the Chinese Renminbi (RMB) equivalent of $9.6 million.

        Our condensed consolidated financial statements have been presented to reflect the opto-electronics business as a discontinued operation for all periods presented. Operating results of the discontinued operation are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue	$—	$—	$—	$—
Cost of revenue	—	—	—	—

Gross profit	—	—	—
Operating expenses:
Selling, general and administrative	(4)	(9)	(7)	(67)
Research and development	—	—	—	—
Impairment costs		—	—

Total operating expenses	(4)	(9)	(7)	(67)

Gain from discontinued operations, net of tax	4	9	7	67
Gain from disposal, net of tax	—	250	—	603

Net income	$4	$259	$7	$670

        The carrying value of the assets and liabilities of the discontinued opto-electronics business included in the condensed consolidated balance sheets are as follows (in thousands):

	September 30, 2006	December 31, 2005
Current assets:
Cash	$407	$472

Total current assets	407	472

Total assets	$407	$472

Current liabilities:
Accrued liabilities	$24	$95

Total liabilities	24	95

Net assets	383	377

Total liabilities and net assets	$407	$472

Note 3. Accounting for Stock-Based Compensation

        Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"). SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at each grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period. All of the Company's stock compensation is accounted for as an equity instrument. The Company previously applied Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and provided the required pro forma disclosures of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        We have elected the modified prospective application transition method for adopting SFAS 123(R). Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. The unrecognized expense of awards not yet vested at the date of adoption will be recognized in net income (loss) in the periods after the date of adoption using the same Black-Scholes valuation method and assumptions determined under the original provisions of SFAS 123, as disclosed in our previous quarterly and annual reports.

Prior to the Adoption of SFAS 123(R)

        Prior to the adoption of SFAS 123(R), we provided the disclosures required under SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures." SFAS 123(R) requires us to present pro forma information for the comparative period prior to adoption as if we had accounted for all our employee stock options under the fair value method of the original SFAS 123. The following table illustrates the effect on net loss and net loss per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation to the prior-year periods (in thousands, except per share data):

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net loss:
As reported	$(2,126)	$(9,616)
Add: Stock-based employee compensation expense included in net loss as reported	5	2
Less: Stock-based compensation expense using the fair value based method, net of related tax	(206)	(673)

Pro forma net loss	$(2,327)	$(10,287)

Basic and diluted net loss per common share
As reported	$(0.09)	$(0.42)

Pro forma	$(0.10)	$(0.45)

Shares used in computing basic and diluted net loss per share	22,994	23,073

Impact of the Adoption of SFAS No. 123 (R)

        We elected to adopt the modified prospective application transition method as provided by SFAS 123(R), and we recorded $206,000 and $649,000 of stock compensation expense in our unaudited condensed consolidated statements of operations for the three and nine months ended September 30, 2006. We elected not to capitalize any stock-based compensation to inventory as of January 1, 2006 when the provisions of SFAS 123(R) were initially adopted. We utilized the Black-Scholes valuation model for estimating the fair value of the stock compensation granted both before and after the adoption of SFAS 123(R). In accordance with the modified prospective application transition method, our condensed consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). The following table summarizes compensation costs related to our stock-based compensation plan (in thousands, except per share data):

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Stock-based compensation in the form of employee stock options, included in:
Cost of revenue	$20	$80
Selling, general and administrative	148	412
Research and development	38	156

Total stock-based compensation	$206	$649
Tax effect on stock-based compensation	—	—

Net effect on net income or loss	$206	$649

Effect on basic and diluted net income (loss) per share	$(0.01)	$(0.03)

        As of September 30, 2006, the total compensation cost related to unvested stock-based awards granted to employees under our stock option plan but not yet recognized was approximately $856,000, net of estimated forfeitures of $20,000. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.27 years and will be adjusted for subsequent changes in estimated forfeitures. We elected not to capitalize any stock-based compensation to inventory as of September 30, 2006, due to the immateriality of the amount.

        The amortization of stock compensation under SFAS 123(R) for the period after our January 1, 2006 adoption is based on the single-option approach.

        We estimate the fair value of stock options using a Black-Scholes valuation model, consistent with the provisions of SFAS 123(R), Securities and Exchange Commission Staff Accounting Bulletin No. 107 and our prior period pro forma disclosures of net loss, including stock-based compensation (determined under a fair value method as prescribed by SFAS No. 123). The fair value of our stock options granted to employees for the three and nine months ended September 30, 2006 and 2005 was estimated using the following weighted-average assumptions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Expected term (in years)	5.0	5.0	5.0	5.0
Volatility	82.26%	NA	84.86%	92.45%
Expected dividend	0%	0%	0%	0%
Risk-free interest rate	4.59%	NA	4.80%	4.18%
Estimated forfeitures	1.49%	0%	12.33%	0%
Weighted-average fair value	$2.17	NA	$1.82	$0.89

        The following table summarizes the stock option transactions during the nine months ended September 30, 2006 (in thousands, except per share data):

	Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding as of December 31, 2005	2,917	$2.30
Granted	26	2.78
Exercised	(269)	1.96
Canceled	(85)	1.50

Options outstanding as of September 30, 2006	2,589	$2.37	6.62	$6,037

Options vested and expected to vest as of September 30, 2006	2,573	$2.37	6.60	$5,993
Options exercisable as of September 30, 2006	1,768	$2.80	5.77	$3,712

        The options outstanding and exercisable as of September 30, 2006 were in the following exercise price ranges:

	Options Outstanding as of September 30, 2006			Options Vested and Exercisable as of September 30, 2006
Range of Exercise Price	Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life	Shares	Weighted-Average Exercise Price
$1.17 - $ 1.38	1,484,795	$1.29	7.37	790,693	$1.31
$1.39 - $ 1.44	11,500	$1.41	8.64	2,813	$1.40
$1.45 - $ 2.24	620,363	$2.17	5.99	527,241	$2.18
$2.25 - $ 5.00	354,433	$3.63	5.73	331,315	$3.64
$5.01 - $41.50	117,500	$13.41	3.02	116,250	$13.45

	2,588,591	$2.37	6.62	1,768,312	$2.80

        The total intrinsic value of options exercised for the three and nine months ended September 30, 2006 was $0.2 million and $0.4 million. Cash received from option exercises for the three and nine months ended September 30, 2006 was $0.2 million and $0.5 million, respectively. The total fair value of options vested for the three and nine months ended September 30, 2006 was $0.8 million and $1.6 million, respectively.

Note 4. Cash, Cash Equivalents and Investments

        Our cash, cash equivalents and investments are classified as follows (in thousands):

	September 30, 2006				December 31, 2005
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
Classified as:
Cash	$6,591	$—	$—	$6,591	$12,803	$—	$—	$12,803

Cash equivalents:
Money market funds	2,341	—	—	2,341	1,729	—	—	1,729
U.S. Treasury and agency securities	1,055	—	—	1,055	—	—	—
Commercial paper	600	—	—	600	2,940	—		2,940

Total cash equivalents	3,996	—	—	3,996	4,669	—	—	4,669

Total cash and cash equivalents	10,587	—	—	10,587	17,472	—	—	17,472

Investments:
U.S. Treasury and agency securities	5,627	—	(9)	5,618	4,460		(12)	4,448
Asset-backed securities	1,092	—	(3)	1,089	3,285	—	(11)	3,274
Commercial paper	900	—		900	—			—
Corporate bonds	3,183	—	(3)	3,180	2,504	—	(13)	2,491
Corporate equity securities	452	1,268	—	1,720	1,468	1,324	—	2,792

Total investments	11,254	1,268	(15)	12,507	11,717	1,324	(36)	13,005

Total cash, cash equivalents and investments	$21,841	$1,268	$(15)	$23,094	$29,189	$1,324	$(36)	$30,477

Contractual maturities on investments:
Due within 1 year	$8,117			$9,375	$8,384			$9,682
Due after 1 through 5 years	3,137			3,132	3,333			3,323

	$11,254			$12,507	$11,717			$13,005

        The investments include $7.2 million and $7.5 million, respectively, recorded as restricted deposits on the condensed consolidated balance sheets as of September 30, 2006 and December 31, 2005.

        We manage our investments as a single portfolio of highly marketable securities that is intended to be available to meet our current cash requirements. For the three months ended September 30, 2006, we had $0.7 million of gross realized gains on sales of our available-for-sale securities. For the three months ended September 30, 2005, we had no gross realized gains or losses on sales of our available-for-sale securities. For the nine months ended September 30, 2006, we had $2.0 million of gross realized gains on sales of our available-for-sale securities. For the nine months ended September 30, 2005, we had no gross realized gains or losses on sales of our available-for-sale securities.

        The gross unrealized losses related to our portfolio of available-for-sale securities were primarily due to a decrease in the fair value of debt securities as a result of an increase in interest rates during

2005 and the first nine months of 2006. We have determined that the gross unrealized losses on our available-for-sale securities as of September 30, 2006 are temporary in nature. We reviewed our investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and our ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value. The following table provides a breakdown of our available-for-sale securities with unrealized losses as of September 30, 2006 (in thousands):

	In Loss Position < 12 months		In Loss Position > 12 months		Total In Loss Position
	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)
Short-term investments:
U.S. Treasury and agency securities	$5,618	$(9)	$—	$—	$5,618	$(9)
Asset-backed securities	—	—	1,089	(3)	1,089	(3)
Corporate bonds	3,180	(3)	—	—	3,180	(3)

Total in loss position	$8,798	$(12)	$1,089	$(3)	$9,887	$(15)

Note 5. Inventories, Net

        The components of inventories are summarized below (in thousands):

	September 30, 2006	December 31, 2005
Inventories, net:
Raw materials	$6,775	$6,667
Work in process	9,149	9,141
Finished goods	1,435	348

	$17,359	$16,156

Note 6. Restructuring Charges

        Our restructuring accrual is as follows (in thousands):

For the nine months ended September 30, 2006	Restructuring Accrual as of December 31, 2005	Additions/ Reversals	Payments	Restructuring Accrual as of September 30, 2006
Future lease payments related to abandoned facilities	$250	$—	$(250)	$—
Workforce reduction	215	(2)	(213)	—

Total	$465	$(2)	$(463)	$—

        In December 2005, as part of our ongoing effort to reduce our Fremont, California facility headcount, we reduced the workforce at the facility by 15 full-time equivalent positions that we no longer required to support production and operations, or approximately 29% of the workforce based at this facility. Accordingly, we recorded a restructuring charge of approximately $273,000 related to the reduction in force for severance-related expenses, of which $215,000 remained on the consolidated balance sheet as of December 31, 2005. We completed the reduction in force by the end of the first quarter of 2006.

        In the three months ended September 30, 2006, we had incurred no restructuring charges. As of September 30, 2006, we have a zero balance for the restructuring accrual for workforce reduction and for future lease payments related to abandoned U.S. facilities located in California that are no longer required to support production, as these have all been paid.

Note 7. Net Income (Loss) Per Share

        Basic net income (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share includes the dilutive effect of common stock equivalents outstanding during the period calculated using the treasury stock method. Common stock equivalents consist of the shares issuable upon the exercise of stock options.

        A reconciliation of the numerators and denominators of the basic and diluted net income or loss per share calculations is as follows (in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Numerator:
Net income (loss)	$639	$(2,082)	$(2,440)	$(9,484)
Less: Preferred stock dividends	(44)	(44)	(132)	(132)

Net income (loss) available to common stockholders	$595	$(2,126)	$(2,572)	$(9,616)

Denominator:
Denominator for basic net income (loss) per share—weighted average common shares	23,158	22,994	23,066	23,073
Effect of dilutive securities:
Common stock options	1,220	—	—	—

Denominator for dilutive net income (loss) per common share	24,378	22,994	23,066	23,073

Basic net income (loss) per share	$0.03	$(0.09)	$(0.11)	$(0.42)

Diluted net income (loss) per share	$0.02	$(0.09)	$(0.11)	$(0.42)

Options excluded from diluted net loss per share as the impact is anti-dilutive	120	2,956	2,589	2,956

Note 8. Comprehensive Income (Loss)

        The components of comprehensive income (loss) are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Net income (loss)	$639	$(2,082)	$(2,440)	$(9,484)
Foreign currency translation gain (loss)	196	(12)	274	(230)
Unrealized gain (loss) on available-for-sale investments	151	377	1,997	(1,044)
Less: reclassification adjustment for realized gain included in net income (loss)	(650)	—	(2,032)	—

Comprehensive income (loss)	$336	$(1,717)	$(2,201)	$(10,758)

Note 9. Segment Information and Foreign Operations

Segment Information

        We operate in one segment for the design, development, manufacture and distribution of high-performance compound semiconductor substrates and sale of raw materials. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), our chief operating decision-maker has been identified as our Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the Company. All material operating units qualify for aggregation under SFAS No. 131 due to their identical customer base and similarities in economic characteristics, nature of products and services, and procurement, manufacturing and distribution processes. Since we operate in one segment, all financial segment and product line information required by SFAS No. 131 can be found in the condensed consolidated financial statements.

Geographical Information

        The following table represents revenue amounts (in thousands) reported for products shipped to customers in the corresponding geographic region:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenue:
North America*	$3,033	$1,481	$7,704	$3,684
Europe	2,012	1,328	5,684	4,911
Japan	842	1,087	2,638	1,887
Taiwan	2,869	704	5,782	2,840
Asia Pacific	3,791	1,553	9,565	5,497

Consolidated	$12,547	$6,153	$31,373	$18,819

*
Primarily the United States

        Long-lived assets consist of property, plant and equipment, and are attributed to the geographic location in which they are located. Long-lived assets by geographic region were as follows (in thousands):

	As of
	September 30, 2006	December 31, 2005
Long-lived assets:
North America	$160	$6,547
Asia Pacific	10,612	10,759

	$10,772	$17,306

Significant Customers

        One customer represented 18.4% of our revenue for the three months ended September 30, 2006 and two customers represented 11.5% and 10.7%, respectively, of our revenue for the three months ended September 30, 2005. One customer represented 15.0% and 11.5% of our revenue for the nine months ended September 30, 2006 and 2005, respectively. Our top five customers represented 44.1% and 45.4% of our revenue for the three months ended September 30, 2006 and 2005, respectively. Our top five customers represented 40.3% and 35.6% of our revenue for the nine months ended September 30, 2006 and 2005, respectively.

Note 10. Investments in Privately-held Companies

        We have made strategic investments in private companies located in China in order to gain access at a competitive cost to raw materials that are critical to our substrate business. Our investments in these privately-held companies are summarized below (in thousands):

	Investment Balance as of
Company	September 30, 2006	December 31, 2005	Accounting Method	Ownership Percentage
Beijing Ji Ya Semiconductor Material Co., Ltd	$996	$996	Consolidated	46%
Nanjing Jin Mei Gallium Co., Ltd	592	592	Consolidated	83
Beijing BoYu Manufacturing Co., Ltd	410	410	Consolidated	70
Xilingol Tongli Ge Co. Ltd	925	864	Equity	25
Emeishan Jia Mei High Pure Metals Co., Ltd	673	596	Equity	25

        The investment balances for the two companies accounted for under the equity method are included in other assets in the condensed consolidated balance sheets. We own 25% of the ownership interests in each of these companies. These two companies are not considered variable interest entities because:

  •
  both companies have sustainable businesses of their own;

  •
  our voting power is proportionate to our ownership interests;

  •
  we only recognize our respective share of the losses and/or residual returns generated by the companies if they occur; and

  •
  we do not have a controlling financial interest in, do not maintain operational or management control of, do not control the board of directors of, and are not required to provide additional investment or financial support to either company.

        Undistributed retained earnings relating to our investments were $3.9 million and $2.2 million as of September 30, 2006 and 2005, respectively. Net income recorded from our investments was $609,000 and $416,000 for the three months ended September 30, 2006 and 2005, respectively. Net income recorded from our investments was $1,333,000 and $747,000 for the nine months ended September 30, 2006 and 2005, respectively.

        The minority interest for those investments that are consolidated is included within "Other long-term liabilities" in the condensed consolidated balance sheets and within Other income (expense), net on the condensed consolidated statements of operations.

Note 11. Commitments and Contingencies

Legal Matters

        On October 15, 2004, a purported securities class action lawsuit was filed in the United States Court for the Northern District of California, City of Harper Woods Employees Retirement System v. AXT, Inc. et al., No. C 04 4362 MJJ. The Court consolidated the case with a subsequent related case and appointed a lead plaintiff. On April 5, 2005, the lead plaintiff filed a consolidated complaint, captioned as Morgan v. AXT, Inc. et al., No. C 04 4362 MJJ. The lawsuit complaint names AXT, Inc. and our chief technology officer as defendants, and is brought on behalf of a class of all purchasers of our securities from February 6, 2001 through April 27, 2004. The complaint alleges that we announced financial results during this period that were false and misleading. No specific amount of damages is claimed. We believe that there are meritorious defenses against this litigation and intend to vigorously defend it. On September 23, 2005, the Court granted our motion to dismiss the complaint, with leave to amend. The lead plaintiff filed an amended complaint, which we have moved to dismiss. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business, financial condition and results of operations.

        On June 1, 2005, a lawsuit was filed in the Superior Court of California, County of Alameda, Zhao et al. v. American Xtal Technology, et al., No. R 605215713. The lawsuit complaint names as defendants AXT, Inc., our chief technology officer and one of our suppliers. The lawsuit is brought on behalf of two former employees and their minor child. The complaint alleges personal injury, general negligence, intentional tort, wage loss and other damages, including punitive damages, as a result of exposure to the child while in utero to high levels of gallium arsenide and methanol used in the production of gallium arsenide wafers. We believe that there are meritorious defenses against this litigation and intend to vigorously defend it. Our commercial general liability insurance carrier has agreed to fund our defense of the case, but has reserved the right to deny coverage, in whole or in part, in the future under selected policy provisions and applicable law. The plaintiffs have made an initial settlement demand within our insurance limits. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business, financial condition and results of operations.

Indemnification Agreements

        We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties, generally their business partners or customers, for losses suffered or incurred by the indemnified party in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal.

        We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors' and officers' insurance if available on reasonable terms, which we currently have in place.

Product Warranty

        We warrant our products against material defects for a specific period of time, generally twelve months. We provide for the estimated future costs of warranty obligations in cost of revenue when the related revenue is recognized. The accrued warranty costs represent the best estimate at the time of sale of the total costs that we expect to incur to repair or replace products that fail while still under warranty. The amount of accrued estimated warranty costs is primarily based on historical experience as to product failures as well as current information on repair costs. On a quarterly basis, we review the accrued balance and update this based on historical warranty cost trends. The following table reflects the change in our warranty accrual, which is included in "Accrued liabilities" on the condensed consolidated balance sheets, during the three and nine months ended September 30, 2006 and 2005 (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Beginning accrued warranty and related costs	$204	$82	$120	$135
Charged to cost of revenue	553	(60)	699	(113)
Actual warranty expenditures	(186)	—	(248)	—

Ending accrued warranty and related costs	$571	$22	$571	$22

Sales Returns

        In March 2004, we increased our reserve for repair and replacement costs by $745,000. As of September 30, 2006, this reserve balance was zero since approximately $487,000 had been utilized and approximately $258,000 had been reversed to revenue as we favorably resolved an outstanding matter with a customer.

Note 12. Foreign Exchange Transaction Gains/Losses

        We incurred foreign currency transaction exchange losses of $59,000 and $61,000 for the three months ended September 30, 2006 and 2005, respectively. We incurred foreign currency transaction exchange losses of $48,000 and of $110,000 for the nine months ended September 30, 2006 and 2005, respectively. These amounts are included in "Other income (expense), net" on the condensed consolidated statements of operations.

Note 13. Recent Accounting Pronouncements

        In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140" ("SFAS 155"). SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). SFAS 155 allows entities the option of applying fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under SFAS 133. SFAS 155 will be effective for us as of January 1, 2007. We are currently assessing the impact that SFAS 155 may have on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting For Uncertain Tax Positions—An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after Decemeber 15, 2006. We are currently assessing the impact of the adoption that FIN 48 may have on our consolidated financial position, results of operations or cash flows.

        In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation) ("EITF 06-3"). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise taxes. EITF 06-3 concludes that the presentation of taxes on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The provisions of EITF 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006, with earlier adoption permitted. We are currently assessing the impact of the adoption that EITF 06-3 may have on our consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 provides a new single authoritative definition of fair value and provides enhanced guidance for measuring the fair value of assets and liabilities and requires additional disclosures related to the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 is effective for us as of January 1, 2008. We are currently assessing the impact, if any, of SFAS 157 on our consolidated financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized as a component of accumulated other comprehensive income (loss) within stockholders' equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date and the date at which plan assets and the benefit obligation are measured, are required to be the company's fiscal year-end. SFAS 158 is effective for us as of December 31, 2007, except for the measurement date provisions, which are effective December 31, 2009. The adoption of SFAS 158 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

        In September 2006, the SEC released Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretative guidance on how public companies quantify financial statement misstatements. There have been two common approaches used to quantify such errors. Under an income statement approach, the "roll-over" method, the error is quantified as the amount by which the current year income statement is misstated. Alternatively, under a balance sheet approach, the "iron curtain" method, the error is quantified as the cumulative amount by which the current year balance sheet is misstated. In SAB 108, the SEC established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the roll-over and iron curtain methods. SAB 108 is effective for us as of January 1, 2007. The adoption of SAB 108 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

Note 14. Subsequent Events

        In September 2006, tax authorities in the People's Republic of China ("PRC") announced their intention to impose customs duties on, and to reduce or eliminate refunds of value-added taxes that companies pay when they purchase, certain raw materials, including gallium and arsenic. The combination of these actions could significantly increase our costs. Implementing regulations are not expected to be published before late November 2006, and it is possible that these regulations will not be adopted or that changes will be made in their outline before adoption. Lobbying efforts are being made to remove gallium and arsenic from the list of affected materials, but there is no way to know if these efforts will have any impact on the final form of the regulations. There appears to be a possibility that the value-added tax refund on gallium will not be completely eliminated, but merely reduced. If the regulations are adopted as currently proposed, they would not have a material impact on our fourth quarter results because they would only be in effect for a portion of the quarter. They may potentially, however, have a significant adverse impact on our gross margins and net income (loss) in 2007, although we do not have the facts necessary to estimate its magnitude at this time. We are also exploring alternatives for restructuring our operations in the PRC in order to mitigate the impact of these regulations if and when they are adopted. We will not know the exact impact of any restructuring or the amount of time that it might take to accomplish until toward the end of this year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of AXT, Inc.:

        We have audited the accompanying consolidated balance sheets of AXT, Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AXT, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BURR, PILGER & MAYER LLP

Burr, Pilger & Mayer LLP
Palo Alto, California
February 1, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AXT, Inc.:

        In our opinion, the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2003 present fairly, in all material respects, the results of operations and cash flows of AXT, Inc. and its subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
March 5, 2004

AXT, INC.

Consolidated Balance Sheets

	December 31,
	2005	2004
	(In thousands, except per share data)
ASSETS
Current assets
Cash and cash equivalents	$17,472	$12,117
Short-term investments	5,555	20,062
Accounts receivable, net of allowance of $619 and $1,087 as of December 31, 2005 and 2004, respectively	5,226	4,034
Inventories, net	16,156	16,462
Prepaid expenses and other current assets	1,801	2,523
Assets held for sale	—	1,250

Total current assets	46,210	56,448
Property, plant and equipment, net	17,306	19,045
Restricted deposits	7,450	8,215
Other assets	3,832	3,832

Total assets	$74,798	$87,540

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$3,070	$1,895
Accrued liabilities	2,682	3,640
Accrued compensation and related charges	726	715
Accrued restructuring costs	465	552
Customer prepayments	125	130
Current portion of long-term debt	300	450
Income taxes payable	2,495	2,925

Total current liabilities	9,863	10,307
Long-term debt, net of current portion	7,420	7,880
Other long-term liabilities	1,897	1,336

Total liabilities	19,180	19,523

Commitments and contingencies (Note 18)
Stockholders' equity:
Preferred stock, $0.001 par value; 2,000 shares authorized; 883 shares issued and outstanding as of December 31, 2005 and 2004, respectively	3,532	3,532
Common stock, $0.001 par value; 70,000 shares authorized; 22,977 and 23,119 shares issued and outstanding as of December 31, 2005 and 2004, respectively	23	23
Additional paid-in-capital	155,441	155,431
Accumulated deficit	(104,776)	(92,561)
Other comprehensive income	1,398	1,592

Total stockholders' equity	55,618	68,017

Total liabilities and stockholders' equity	$74,798	$87,540

The accompanying notes are an integral part of these consolidated financial statements.

AXT, INC.

Consolidated Statements Of Operations

	Years Ended December 31,
	2005	2004	2003
	(In thousands, except per share data)
Revenue	$26,536	$35,454	$34,713
Cost of revenue	24,337	35,705	32,478

Gross profit (loss)	2,199	(251)	2,235

Operating expenses:
Selling, general and administrative	12,955	11,561	10,475
Research and development	1,723	1,479	1,337
Impairment charges	—	210	—
Restructuring costs	836	1,308	—

Total operating expenses	15,514	14,558	11,812

Loss from operations	(13,315)	(14,809)	(9,577)
Interest income, net	516	262	172
Other (expense) and income, net	(910)	94	(1,688)

Loss from continuing operations before provision for income taxes	(13,709)	(14,453)	(11,093)
Provision (benefit) for income taxes	(950)	71	—

Loss from continuing operations	(12,759)	(14,524)	(11,093)

Discontinued operations:
Gain (loss) from discontinued operations	544	472	(6,163)
Gain (loss) on disposal	—	419	(9,475)
Gain (loss) from discontinued operations	544	891	(15,638)

Net loss	$(12,215)	$(13,633)	$(26,731)

Basic and diluted income (loss) per share:
Loss from continuing operations	$(0.56)	$(0.64)	$(0.49)
Gain (loss) from discontinued operations	0.02	0.04	(0.69)

Net loss	$(0.54)	$(0.60)	$(1.18)

Shares used in computing basic and diluted net loss per share	23,047	23,063	22,781

The accompanying notes are an integral part of these consolidated financial statements.

AXT, INC.

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock			Retained Earnings (Accumulated Deficit)
					Additional Paid in Capital		Other Comprehensive Income (loss)		Comprehensive Income (loss)
	Shares	Amount	Shares	Amount				Total
	(In thousands)
Balance as of December 31, 2002	883	$3,532	22,495	$22	$154,463	$(52,197)	$(163)	$105,657
Common stock options exercised			33		73			73
Issuance of Employee Stock Purchase Plan stock			404	1	591			592
Issuance of common stock to board members			25		28			28
Comprehensive loss:
Net loss						(26,731)		(26,731)	$(26,731)
Unrealized gain (loss) on marketable securities							2,482	2,482	2,482
Currency translation adjustment							197	197	197

Balance as of December 31, 2003	883	3,532	22,957	23	155,155	(78,928)	2,516	82,298	(24,052)

Common stock options exercised			56		153			153
Issuance of Employee Stock Purchase Plan stock			106		117			117
Compensation related to stock options					6			6
Comprehensive loss:
Net loss						(13,633)		(13,633)	(13,633)
Unrealized (loss) gain on marketable securities							(1,104)	(1,104)	(1,104)
Currency translation adjustment							180	180	180

Balance as of December 31, 2004	883	3,532	23,119	23	155,431	(92,561)	1,592	68,017	(14,557)

Common stock options exercised			5		5			5
Issuance of Employee Stock Purchase Plan stock			55		59			59
Common stock repurchased			(202)		(246)			(246)
Compensation related to stock options					192			192
Comprehensive loss:
Net loss						(12,215)		(12,215)	(12,215)
Unrealized (loss) gain on marketable securities							(201)	(201)	(201)
Currency translation adjustment							7	7	7

Balance as of December 31, 2005	883	$3,532	22,977	$23	$155,441	$(104,776)	$1,398	$55,618	$(12,409)

The accompanying notes are an integral part of these consolidated financial statements.

AXT, INC.

Consolidated Statements of Cash Flows

	Years Ended December 31,
	2005	2004	2003
	(In thousands)
Cash flows from operating activities:
Net loss	$(12,215)	$(13,633)	$(26,731)
Adjustments to reconcile net loss to cash (used in) provided by operations:
Depreciation	3,745	4,869	5,782
Amortization of marketable securities premium/discount	192	307	502
Stock-based compensation	192	6	28
Non-cash restructuring charge	736	1,308	—
Impairment of investments	—	210	2,128
Loss (gain) on disposal of property, plant and equipment	290	10	(11)
(Gain) loss on disposal on discontinued operations	(53)	(472)	9,475
Changes in assets and liabilities:
Accounts receivable, net	(1,192)	2,263	232
Inventories	306	7,621	11,541
Prepaid expenses	722	(948)	2,217
Other assets	—	(77)	(137)
Accounts payable	1,175	(743)	(1,590)
Accrued liabilities	(1,775)	(1,001)	(5,493)
Income taxes	(430)	(140)	8,783
Other long-term liabilities	561	80	(457)

Net cash (used in) provided by operating activities	(7,746)	(340)	6,269

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,329)	(2,139)	(2,175)
Proceeds from disposal of property, plant and equipment	33	10	—
Purchases of marketable securities	(10,227)	(25,876)	(5,941)
Proceeds from sale of marketable securities	24,341	19,072	13,885
Proceeds from sale of property and equipment from discontinued opto-electronics business	—	—	8,600
Proceeds from sale of assets held for sale	1,303	—	5,172
Decrease (increase) in restricted deposits	765	(1,087)	(5,818)

Net cash provided by (used in) investing activities	13,886	(7,846)	13,723

Cash flows from financing activities:
Proceeds from issuance of common stock	64	270	480
Repurchase of common stock	(246)	—	—
Capital lease payments	—	—	(8,409)
Proceeds from long-term debt borrowings	49	—	—
Long-term debt payments	(659)	(4,486)	(1,718)

Net cash used in financing activities	(792)	(4,216)	(9,647)

Effect of exchange rate changes	7	180	197

Net increase (decrease) in cash and cash equivalents	5,355	(12,222)	10,542
Cash and cash equivalents at the beginning of the period	12,117	24,339	13,797

Cash and cash equivalents at the end of the period	$17,472	$12,117	$24,339

Supplemental Disclosures:
Interest paid	$266	$271	$790
Income tax refund (paid)	$150	$(197)	$(248)

The accompanying notes are an integral part of these consolidated financial statements.

AXT, INC.

Notes to Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

  The Company

        AXT, Inc. ("AXT", "we," "us," and "our" refer to AXT, Inc. and all of its subsidiaries) designs, develops, manufactures and distributes high-performance compound semiconductor substrates. Our substrate products are used primarily in wireless communications, lighting display applications, and fiber optic communications. We believe our vertical gradient freeze, or VGF, technique for manufacturing semiconductor substrates provides significant benefits over other methods and enabled us to become a leading manufacturer of such substrates. We pioneered the commercial use of VGF technology to manufacture gallium arsenide (GaAs) substrates and subsequently used VGF technology to manufacture substrates from indium phosphide (InP), and germanium (Ge). We also manufacture and sell raw materials related to our substrate business through five joint ventures located in China. These joint ventures produce products including 99.99% pure gallium (4N Ga), high purity gallium, arsenic, and germanium, germanium dioxide, paralytic boron nitride (pBN) crucibles, and boron oxide. AXT's ownership interest in these entities ranges from 25 percent to 83 percent. We consolidate the three ventures in which we own a majority share and employ equity accounting for the two joint ventures in which we have a 25 percent interest. We purchase the materials produced by these ventures for our use and sell other portions of their production to third parties.

        On June 24, 2003, our Board of Directors approved management's plan to exit our unprofitable Opto-electronics business. Substantially all of the assets of this division were sold in September 2003. The decision to dispose of the business was due to continuing operating losses and negative cash flows from the division and significant uncertainty regarding future profitability.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

  Principles of Consolidation

        The consolidated financial statements include the accounts of AXT and our majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership), are accounted for by the equity method.

  Fair Value of Financial Instruments

        The carrying amounts of certain of our financial instruments including cash and cash equivalents, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short maturities. The carrying amounts of short-term and long-term debt approximate fair value due to the market interest rates that these debts bear, and interest rates currently available to us.

  Reclassifications

        Certain reclassifications have been made to the prior years' consolidated financial statements to conform to current year presentation. These reclassifications had no impact on previously reported total assets, stockholders' equity or net loss.

  Foreign Currency Translation

        The functional currencies of our Japanese and Chinese subsidiaries are the local currencies. Transaction gains and losses resulting from transactions denominated in currencies other than the U.S. dollar or in the functional currencies of our subsidiaries are included in other (expense) and income, net for the periods presented.

        The assets and liabilities of the subsidiaries are translated at the rates of exchange on the balance sheet date. Revenue and expense items are translated at the average rate of exchange for the period. Gains and losses from foreign currency translation are included in other comprehensive income in stockholders' equity.

  Revenue Recognition

        We recognize revenue upon the shipment of our products to customers when:

  •
  we have received a signed purchase order placed by our customers,

  •
  the price is fixed or determinable,

  •
  title and risk of ownership has transferred to our customers upon shipment from our dock, receipt at customer's dock, or removal from consignment inventory at customer's location,

  •
  collection of resulting receivables is probable, and

  •
  product returns are reasonably estimable.

        We do not provide training, installation or commissioning services. Our terms and conditions of sale do not require customer acceptance. We assess the probability of collection based on a number of factors including past history with the customer and credit worthiness. We provide for future returns based on historical experience, current economic trends and changes in customer demand at the time revenue is recognized. Additionally, we do not provide discounts or other incentives to customers except for one customer with whom we agreed in the fourth quarter of 2004 to provide a certain amount of cumulative discounts on future product purchases from us. We will recognize these discounts in future periods as a reduction in revenue as products are sold to this customer.

  Concentration of Credit Risk

        Our business is very dependant on the semiconductor industry, which is highly cyclical and has historically experienced downturns as a result of economic changes, overcapacity, and technological advancements. Significant technological changes in the industry or customer requirements, or the emergence of competitive products with new capabilities or technologies, could adversely affect operating results. In addition, a significant portion of our revenues and net income (loss) is derived from international sales. Fluctuations of the United States dollar against foreign currencies and changes in local regulatory or economic conditions, particularly in an emerging market such as China, could adversely affect operating results.

        We depend on a single or limited number of suppliers for certain critical materials used in the production of our substrates, such as quartz tubing, and polishing solutions. We generally purchase these materials through standard purchase orders and not pursuant to long-term supply contracts.

        Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments, and trade accounts receivable. We invest primarily in money market accounts, commercial paper instruments, and investment grade securities. We are exposed to credit risks in the event of default by the issuers to the extent of the amount recorded on the consolidated balance sheets.

        We perform ongoing credit evaluations of our customers' financial condition, and limit the amount of credit extended when deemed necessary, but generally do not require collateral. The credit risk in our accounts receivable is substantially mitigated by our credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions. Two customers represented greater than 10% of product revenues totaling 20.7% for the year ended December 31, 2005, while no customers represented greater than 10% of revenue for the years ended December 31, 2004 and 2003. Our top five customers represented 37.5%, 30.1%, and 28.9% of product revenue for the years ended December 31, 2005, 2004, and 2003, respectively. We expect that sales to certain customers will continue to comprise a significant portion of our revenue in the future. Two customers each accounted for 10% or more of our trade accounts receivable balance as of December 31, 2005 at 30.0% and 18.8%, respectively. Two customers each accounted for 10% or more of our trade accounts receivable balance as of December 31, 2004 at 10.1% and 10.0%, respectively.

  Cash Equivalents and Short-Term Investments

        We classify our investments in debt and equity securities as available-for-sale securities as prescribed by Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We consider investments in highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Our short-term investments are reported at fair value as of the respective balance sheet dates with unrealized gains and losses included in accumulated other comprehensive income (loss) within stockholders' equity on the consolidated balance sheets. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other (expense) and income, net in the consolidated statements of operations. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in other (expense) and income, net in the consolidated statements of operations. The cost of securities sold is based upon the specific identification method.

        All available-for-sale securities with a quoted market value below cost (or adjusted cost) are reviewed in order to determine whether the decline is other-than-temporary. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and our ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value.

        We maintain in restricted deposits an amount approximately equal to the amount of the taxable bond of our long-term debt.

  Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable are recorded at the invoiced amount and are not interest bearing. We maintain an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. We also review our trade receivables by aging category to identify specific customers with known disputes or collectibility issues. We exercise judgment when determining the adequacy of these reserves as we evaluate historical bad debt trends, general economic conditions in the United States and internationally, and changes in customer financial conditions. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received. As of December 31, 2005, our accounts receivable balance was $5.2 million, which was net of an allowance for doubtful accounts of $533,000. From our allowance for doubtful accounts of $537,000 at December 31, 2004, we wrote off $68,000 of fully reserved accounts receivable for a Korean customer and decreased the allowance by $343,000 due to improved collections mainly from a Japanese customer, while increasing the allowance for a large customer in China of $396,000, and other doubtful accounts of $11,000, resulting in the allowance for doubtful accounts of $533,000 at December 31, 2005. If actual uncollectible accounts differ substantially from our estimates, revisions to the estimated allowance for doubtful accounts would be required, which could have a material impact on our financial results for the period.

        The allowance for sales returns is also deducted from gross accounts receivable. From our allowance for sales returns of $550,000 at December 31, 2004, we utilized $487,000 for investigation related returns, while increasing the allowance for sales returns based on our history of sales returns $23,000 resulting in the allowance for sales returns of $86,000 at December 31, 2005. The total allowances deducted from gross accounts receivable at December 31, 2005 is $619,000, compared to $1,087,000 at December 31, 2004.

  Inventories

        Inventories are stated at the lower of cost (approximated by standard cost) or market. Cost is determined using the weighted average cost method. Our inventory consists of raw materials as well as finished goods and work-in-process that include material, labor and manufacturing overhead costs. Provision for potentially obsolete or slow moving inventory is made based on management's analysis of inventory levels and sales forecasts.

  Property, Plant and Equipment

        Property, plant and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated economic lives of the assets, which vary from 3 to 27.5 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. We generally depreciate computers and software over 3 years, office equipment, furniture and fixtures over 3 years, automobiles over 5 years, leasehold improvements over 10 years, and buildings over 27.5 years. Repairs and maintenance costs are expensed as incurred.

  Impairment of Long-Lived Assets

        We evaluate the recoverability of property, equipment, and intangible assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." When events and circumstance indicate that long-lived assets may be impaired, management compares the carrying value of the long-lived assets to the projection of future undiscounted cash flows attributable to such assets and in the event that the carrying value exceeds the future undiscounted cash flows, we record an impairment charge against income equal to the excess of the carrying value over the asset's fair value.

  Segment Reporting

        Our business is conducted in a single operating segment. Our chief executive officer reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance.

  Investments

        We invest in equity instruments of privately-held companies for business and strategic purposes. These investments are classified as other assets and are accounted for under the cost method as we do not have the ability to exercise significant influence over their operations. We monitor our investments for impairment and record reductions in carrying value when events or changes in circumstances indicate that the carrying value may not be recoverable. Determination of impairment is highly subjective and is based on a number of factors, including an assessment of the strength of investee's management, the length of time and extent to which the fair value has been less than our cost basis, the financial condition and near-term prospects of the investee, fundamental changes to the business prospects of the investee, share prices of subsequent offerings, and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in our carrying value.

  Stock-Based Compensation

        We have employee stock option plans, which are described more fully in Note 11—Employee Benefit Plans. We account for stock-based employee compensation arrangements using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations thereof. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of AXT's stock at the date of grant over the stock option exercise price. The following table illustrates the effect on our net loss and net loss per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," to options granted under our stock option plans. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option pricing model and amortized to expense over the options' vesting periods. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

	Years Ended December 31,
	2005	2004	2003
	(in thousands, except per share data)
Net loss to common stockholders:
As reported	$(12,392)	$(13,810)	$(26,908)
Add: Stock-based employee compensation expense included in net loss as reported	192	6	28
Less: Stock-based compensation expense using the fair value based method, net of related tax	(1,035)	(1,330)	(7,323)

Pro forma net loss	$(13,235)	$(15,134)	$(34,203)

Basic and diluted net loss per share:
As reported	$(0.54)	$(0.60)	$(1.18)

Pro forma	$(0.57)	$(0.66)	$(1.50)

Shares used in computing basic and diluted net loss per share	23,047	23,063	22,781

        The weighted average estimated per share grant date fair value of employee stock options granted during 2005, 2004, and 2003 was $0.89, $1.17, and $1.70, respectively. The value of options granted was estimated at the date of grant using the following weighted average assumptions:

	Years Ended December 31,
	2005	2004	2003
Risk-free interest rate	4.3%	3.6%	2.9%
Expected life (in years)	5.0	5.0	5.0
Dividend yield	—	—	—
Volatility	89.7%	103.0%	109.0%

        An analysis of historical information is used to determine the above assumptions, to the extent that historical information is relevant, based on the terms of the grants being issued in any given period. Assumptions related to the Employee Stock Purchase Plan are not presented as the related compensation expense amounts are insignificant. The Employee Stock Purchase Plan was suspended in February 2005.

        SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option pricing model was developed for use in estimating the fair value of short-lived exchange-traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

  Research and Development

        Research and development costs are expensed as incurred.

  Advertising Costs

        Advertising costs, included in selling and administrative, are expensed as incurred. Advertising costs for the years ended December 31, 2005, 2004, and 2003 were $22,000, $51,000 and $53,000, respectively.

  Shipping and Handling costs

        We include fees billed to customers and costs incurred for shipping and handling as a component of cost of sales.

  Income Taxes

        We account for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce net deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the future income tax benefit represented by the net deferred tax asset will not be realized.

  Comprehensive Income

        We report comprehensive income or loss in accordance with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. The components of other comprehensive income (loss) consist of unrealized gains and losses on marketable securities and foreign currency translation adjustments. Comprehensive income (loss) and the components of accumulated other comprehensive income are presented in the accompanying consolidated statements of stockholders' equity.

  Net Income (Loss) Per Share

        Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted net income (loss) per share is computed using the weighted average number of common shares outstanding and potentially dilutive common shares outstanding during the periods. Potentially dilutive common shares consist of common shares issuable upon the exercise of stock options. Potentially dilutive common shares are excluded in net loss periods, as their effect would be anti-dilutive.

  Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs—An Amendment of ARB No. 43,

Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight and re-handling costs must be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of 2006, beginning on January 1, 2006. We do not expect SFAS 151 to have a material financial statement impact.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Non-monetary Transactions," and replaces it with the exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the first quarter of fiscal 2006, beginning on January 1, 2006. We do not expect it to have a material financial statement impact.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which requires the measurement of all share-based payments to employees, including grants of stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. The accounting provisions of SFAS 123R were originally effective for all reporting periods beginning after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See "Stock-Based Compensation" above for the pro forma net income (loss) and net income (loss) per share amounts, as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards.

        In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, providing supplemental implementation guidance for SFAS 123R. In April 2005, the Securities and Exchange Commission approved a rule that delayed the effective date of SFAS 123R to the first annual reporting period beginning after June 15, 2005. Although we have not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, we are evaluating the requirements under SFAS 123R and SAB 107 and expect the adoption to have a significant adverse impact on our consolidated statements of operations and net loss per share. SFAS 123R will be effective for us beginning with the first quarter of 2006.

        In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial condition.

        In November 2005, the FASB issued FASB Staff Posistion FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS 115-1"), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP FAS 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 is required to be applied to reporting periods beginning after December 15, 2005. We are required to adopt FSP FAS 115-1 in the first quarter of fiscal 2006. We do not expect the adoption of this statement will have a material impact on our results of operations or financial condition.

Note 2. Discontinued Operations and Related Assets Held for Sale

        In June 2003, we announced the discontinuation of our opto-electronics division, which we had established as part of our acquisition of Lyte Optronics, Inc. in May 1999. The discontinued opto-electronics division manufactured blue, cyan, and green high-brightness light emitting diodes (HBLEDs) for the illumination markets, including full-color displays, wireless handset backlighting and traffic signals, and also manufactured vertical cavity surface emitting lasers (VCSELs) and laser diodes for fiber optic communications and storage area networks. Accordingly, the results of operations of the opto-electronics division have been segregated from continuing operations and are reported separately as discontinued operations in our consolidated statements of operations for all periods presented.

        In September 2003, we completed the sale of substantially all of the assets of our opto-electronics business to Lumei Optoelectronics Corp. (Lumei) and Dalian Luming Science and Technology Group, Co., Ltd. for the Chinese Renminbi (RMB) equivalent of $9.6 million. A portion of the purchase price equal to $1.0 million was held in escrow to satisfy any claims that the purchasers might make for breaches of representations or warranties by us. Of this total escrow, $750,000 could be released after the one year anniversary of the sale of the opto-electronics business and the remainder could be released after the second anniversary of the sale. To date, we have resolved all claims made against the $1.0 million that was held in escrow. For the year ended December 31, 2005, we recorded a $550,000 gain from escrow refund, a $58,000 gain in property tax refunds, a $53,000 gain on disposal of properties, and $9,000 in interest income, offset by $126,000 in expenses totaling a net gain of $544,000. Of the $750,000 escrow amount, approximately $200,000 was received in 2004, while the remaining $550,000 was received in 2005.

        In June 2005, we completed the sale of a building located in Monterey Park, California. This asset had been classified as "assets held for sale" in the amount of $1.25 million on the consolidated balance sheet as of December 31, 2004. We received net proceeds on the sale of the property of approximately $1.3 million and accordingly recorded a gain on disposal of $53,000.

        Our consolidated financial statements have been presented to reflect the opto-electronics business as a discontinued operation for all periods presented. Operating results of the discontinued operation are as follows (in thousands):

	Years Ended December 31,
	2005	2004	2003
Revenue	$—	$—	$7,245
Cost of revenue	—	—	9,972

Gross loss	—	—	(2,727)

Operating expenses:
Selling, general and administrative	—	(222)	2,297
Research and development	—	—	814

Total operating expenses	—	(222)	3,111

Gain (loss) from operations	—	222	(5,838)
Other (income) expense, net	—	(250)	—
Interest expense	—	—	325

Gain (loss) from discontinued operations before benefit for income taxes and gain (loss) on disposal	—	472	(6,163)
Income tax benefit	—	—	—
Gain (loss) on disposal	544	419	(9,475)

Net gain (loss) from discontinued operations	$544	$891	$(15,638)

        The carrying value of the assets and liabilities of the discontinued opto-electronics business included in the consolidated balance sheets are as follows (in thousands):

	As of December 31,
	2005	2004
Current assets:
Cash	$472	$537
Accounts receivable, net	—	19
Assets held for sale	—	1,250

Total current assets	472	1,806
Other assets	—	200

Total assets	$472	$2,006

Current liabilities:
Accounts payable	$—	$—
Accrued liabilities	95	359

Total liabilities	95	359
Net assets	377	1,647

Total liabilities and net assets	$472	$2,006

Note 3. Cash, Cash Equivalents and Short-Term Investments

        Our cash, cash equivalents and short term investments are classified as follows (in thousands):

	December 31, 2005				December 31, 2004
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value	Amortized Costs	Gross Unrealized Gain	Gross Unrealized (Loss)	Fair Value
Classified as:
Cash	$12,803	$—	$—	$12,803	$8,638	$—	$—	$8,638

Cash equivalents:
Money market fund	1,729	—	—	1,729	1,681	—	—	1,681
US Treasury and agency securities	—	—	—	—	—	—	—	—
Commercial paper	2,940	—	—	2,940	398	—	—	398
Repurchase agreements	—	—	—	—	1,400	—	—	1,400

Total cash equivalents	4,669	—	—	4,669	3,479	—	—	3,479

Total cash and cash equivalents	17,472	—	—	17,472	12,117	—	—	12,117

Short-term investments:
US Treasury and agency securities	4,460	—	(12)	4,448	10,468	—	(16)	10,452
Asset-backed securities	3,285	—	(11)	3,274	4,410	—	(25)	4,385
Commercial paper	—	—	—	—	1,708	—	(1)	1,707
Corporate bonds	2,504	—	(13)	2,491	8,737	—	(30)	8,707
Corporate equity securities	1,468	1,324	—	2,792	1,465	1,561	—	3,026

Total short-term investments	11,717	1,324	(36)	13,005	26,788	1,561	(72)	28,277

Total cash, cash equivalents and short-term investments	$29,189	$1,324	$(36)	$30,477	$38,905	$1,561	$(72)	$40,394

Contractual maturities on short-term investments:
Due within 1 year	$8,384			$9,682	$21,879			$23,394
Due after 1 through 5 years	3,333			3,323	4,909			4,883

	$11,717			$13,005	$26,788			$28,277

        The short-term investments amounts include $7.5 million and $8.2 million recorded as restricted deposits on the consolidated balance sheets as of December 31, 2005 and 2004, respectively.

        We manage our short-term investments as a single portfolio of highly marketable securities that is intended to be available to meet our current cash requirements. For the years ended December 31, 2005 and 2004, we had no gross realized gain or loss on sales of our available-for-sale securities.

        The gross unrealized losses related to our portfolio of available-for-sale securities were primarily due to a decrease in the fair value of debt securities as a result of an increase in interest rates during 2005. We have determined that the gross unrealized losses on our available-for-sale securities as of December 31, 2005 are temporary in nature. We reviewed our investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the magnitude of the decline in market value, the length of time the market value has been below cost (or adjusted cost), credit quality, and our ability and intent to hold the securities for a period of time sufficient to allow for any anticipated recovery in market value. The following table provides a breakdown of our available-for-sale securities with unrealized losses as of December 31, 2005 and 2004 (in thousands):

	In Loss Position < 12 months		In Loss Position > 12 months		Total In Loss Position
2005	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)
Short-term investments:
US Treasury and agency securities	$2,757	$(9)	$1,691	$(3)	$4,448	$(12)
Asset-backed securities	1,642	(4)	1,632	(7)	3,274	(11)
Corporate bonds	2,491	(13)	—	—	2,491	(13)

Total in loss position	$6,890	$(26)	$3,323	$(10)	$10,213	$(36)

	In Loss Position < 12 months		In Loss Position > 12 months		Total In Loss Position
2004	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)	Fair Value	Gross Unrealized (Loss)
Short-term investments:
US Treasury and agency securities	$9,452	$(16)	$—	$—	$9,452	$(16)
Asset-backed securities	4,385	(25)	—	—	4,385	(25)
Commercial paper	1,312	(1)	—	—	1,312	(1)
Corporate bonds	8,707	(30)	—	—	8,707	(30)

Total in loss position	$23,856	$(72)	$—	$—	$23,856	$(72)

Note 4. Inventories, Net

        The components of inventory are summarized below (in thousands):

	As of December 31,
	2005	2004
Inventories:
Raw materials	$6,667	$4,416
Work in process	9,141	10,474
Finished goods	348	1,572

	$16,156	$16,462

Note 5. Property, Plant and Equipment

        The components of our property, plant and equipment are summarized below (in thousands):

	As of December 31,
	2005	2004
Property, plant and equipment:
Land	$1,120	$1,120
Building	16,421	15,751
Machinery and equipment	17,798	16,176
Leasehold improvements	868	828
Construction in progress	623	634

	36,830	34,509
Less: accumulated depreciation and amortization	(19,524)	(15,464)

	$17,306	$19,045

        Depreciation expenses were $3.7 million, $4.9 million, and $5.8 million for the years ended 2005, 2004, and 2003, respectively.

Note 6. Corporate Affiliates

        We have made strategic investments in private companies located in China in order to gain access to raw materials at competitive cost that are critical to our substrate business.

        Our corporate affiliates are summarized below (in thousands):

	Investment Balance As of December 31,
Affiliate			Accounting Method	Ownership Percentage
	2005	2004
Beijing Ji Ya Semiconductor Material Co., Ltd	$996	$1,071	Consolidated	46%
Nanjing Jin Mei Gallium Co., Ltd	592	616	Consolidated	83
Beijing BoYu Manufacturing Co., Ltd	410	409	Consolidated	70
Xilingol Tongli Ge Co. Ltd	864	863	Equity	25
Emeishan Jia Mei High Pure Metals Co., Ltd	596	593	Equity	25

        Our ownership of Beijing Ji Ya Semiconductor Material Co., Ltd. (Ji Ya) at inception was 51%. As of December 31, 2005, our ownership share was reduced to 46% as 5% of our ownership was given to Ji Ya's management upon fulfillment of working at Ji Ya for at least four years. We will continue to consolidate Ji Ya as we have significant influence in management and have a majority control of the board.

        We have a similar arrangement with Nanjing Jin Mei Gallium Co., Ltd. (Jin Mei) where our ownership at inception was 88%. As of December 31, 2005, our ownership share was reduced to 83% as 5% of our ownership was given to Jin Mei's management upon fulfillment of working at Jin Mei for at least three years. We will continue to consolidate Jin Mei as we have significant influence in management and have a majority control of the board.

        The investment balances for the two affiliates accounted for under the equity method are included in other assets in the consolidated balance sheets. We own 25% of the ownership interests in each of these affiliates. These two affiliates are not considered variable interest entities because:

  •
  both affiliates have sustainable businesses of their own;

  •
  our voting power is proportionate to our ownership interests; and

  •
  we only recognize our respective share of the losses and/or residual returns generated by the affiliates if they occur, or both.

        We do not have controlling financial interests in either affiliate, do not maintain operational or management control, nor control of the board of directors, and are not required to provide additional investment or financial support to either affiliate.

        Undistributed retained earnings relating to our corporate affiliates were $2.6 million and $1.4 million as of December 31, 2005 and 2004, respectively. Net income recorded from our corporate affiliates were $1.1 million and $668,000 for the years ended December 31, 2005 and 2004, respectively.

Note 7. Investments

        We maintain minority investments in private and publicly traded companies. These investments are reviewed for other than temporary declines in value on a quarterly basis. These investments are classified as other assets in the consolidated balance sheets and are accounted for under the cost method as we do not have the ability to exercise significant influence over their operations. We monitor our investments for impairment and record reductions in carrying value when events or changes in circumstances indicate that the carrying value may not be recoverable. Reasons for other than temporary declines in value include whether the related company would have insufficient cash flow to operate for the next twelve months, significant changes in the operating performance and changes in market conditions. As of December 31, 2005 and 2004, the minority investments totaled approximately $392,000 for both years. In 2004, we recorded a $0.2 million charge related to impairment in one of the U.S. private companies.

Note 8. Restructuring Costs

        As of December 31, 2005 and 2004, our restructuring accruals are as follows (in thousands):

2005	Restructuring Accrual as of December 31, 2004	Additions	Payments	Restructuring Accrual as of December 31, 2005
Future lease payments related to abandoned facilities	$552	$236	$(538)	$250
Workforce reduction	—	329	(114)	215
Japan office closure	—	271	(271)	—

Total	$552	$836	$(923)	$465

2004	Restructuring Accrual as of December 31, 2003	Additions	Payments	Restructuring Accrual as of December 31, 2004
Future lease payments related to abandoned facilities	$—	$845	$(293)	$552
Workforce reduction	—	463	(463)	—

Total	$—	$1,308	$(756)	$552

        In March 2005, we announced that we would be reducing the workforce at our Beijing, China manufacturing facility by approximately 100 positions or approximately 15%. This measure was taken as part of our ongoing effort to reduce our cost structure and bring capacity in line with current market demand. Accordingly, we recorded a restructuring charge of $56,000 in March 2005 relating to the reduction in work force, which we completed in June 2005. We anticipate annual savings of $0.3 million relating to this reduction in force.

        In April 2005, we closed our Japan office as part of our ongoing effort to reduce our cost structure. Accordingly, we recorded restructuring charges of $98,000 and $9,000, for the second and third quarters of 2005, respectively, relating to the closure of our Japan office. We also anticipate payroll and related expense annual savings of approximately $0.3 million.

        In December 2005, we further reduced the workforce at our Fremont, California facility by approximately 15 positions that are no longer required to support production and operations, or approximately 29 percent, over the next 120 days. This measure was being taken as part of our ongoing effort to downsize our Fremont, California facility headcount. Accordingly, we recorded a restructuring charge of approximately $273,000 in December 2005 related to the reduction in force for severance-related expenses from the reduction in force, all of which will be cash expenditures. We anticipate that the cash outflow from this charge to be incurred over the two quarters commencing in the first quarter of 2006 and we expect to save $0.9 million annually in payroll and related expenses. Also in December 2005, we recorded an additional restructuring charge of approximately $164,000, primarily related to the final liquidation procedures of AXT's Japan office so as to eliminate the remaining assets. There is no expected cash outflow of this charge.

        Overall for the year ended December 31, 2005, we recorded restructuring charges of $236,000 relating to lease costs associated with facilities located in California that are no longer required to support production. The remaining restructuring accrual for future lease payments related to abandoned U.S. facilities of $250,000 is expected to be paid out through 2006, and is included on the accompanying consolidated balance sheet as accrued restructuring.

        For 2004, we announced plans to cease all production activities in the United States and to manufacture our products only in China during the second quarter. In June 2004, we incurred a restructuring charge of $1.1 million as a result of our decision to close down our remaining manufacturing facilities in the United States. In the third and fourth quarter of 2004, we incurred additional restructuring charges of $231,000 for a total of $1.3 million in 2004. These charges comprised costs related to the reduction in work force effected in June 2004, and lease costs associated with the facilities located in California that are no longer required to support production. In aggregate, we eliminated 50 positions, 47 of which were production workers. As of December 31, 2004, we saved approximately $560,000 in payroll and related expenses.

Note 9. Debt

Credit Facility

        As of December 31, 2005, the credit facility maintained by us with a bank included a letter of credit supporting repayment of our industrial bonds with an outstanding amount of $7.5 million. We have pledged and placed cash and certain investment securities with the trust department of the bank as additional collateral for this facility. Accordingly, $7.5 million of cash and short-term investments are restricted.

Long-Term Debt

        The components of long-term debt are summarized below (in thousands):

	As of December 31,
	2005	2004
Taxable revenue bonds, collateralized by a letter of credit from a bank, bearing interest at the H15 30 day bond yield for commercial paper which was 4.43% on December 31, 2005, maturing December 2023	$7,450	$8,050
Joint venture long term debt by outside shareholder at zero % interest maturing in 2007	270	280

	7,720	8,330
Less current portion	(300)	(450)

	$7,420	$7,880

        Maturities of long-term debt as of December 31, 2005 were as follows:

2006	$300
2007	720
2008	520
2009	450
2010	450
Thereafter	5,280

$7,720

Note 10. Stockholders' Equity

        In August 2004, we announced the adoption of a stock repurchase program in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 to provide for the repurchase of up to $2 million of our common stock. This plan was extended in July 2005. Repurchases may be made from time to time in the open market during the twelve-month period ending July 31, 2006, at prevailing market prices using our own cash resources. As of December 31, 2005, we had 22,977,301 shares of common stock outstanding and 201,516 shares were repurchased in 2005 under this program.

        The 883,000 shares of $0.001 par value Series A preferred stock issued and outstanding at December 31, 2005 valued at $3,532,000 are non-voting and non-convertible preferred stock with a

5.0% cumulative annual dividend rate payable when declared by the board of directors and $4 per share liquidation preference over common stock. These preferred shares were issued when we completed our acquisition of Lyte Optronics, Inc on May 28, 1999.

Note 11. Employee Benefit Plans

Stock Option Plans

        In March 1993, our board of directors approved the 1993 Stock Option Plan (1993 Plan), which provided for granting of incentive and non-qualified stock options to our employees and directors. Under the 1993 Plan, 880,000 shares of common stock were authorized for issuance. Options granted under the 1993 Plan were generally for periods not to exceed ten years and were granted at the fair market value of the stock at the date of grant as determined by the board of directors. Options granted under the 1993 Plan generally vested 25% upon grant and 25% each year thereafter, with full vesting occurring on the third anniversary of the grant date. This plan terminated on March 12, 2003.

        In July 1997, our board of directors approved the 1997 Stock Option Plan (1997 Plan), which provides for granting of incentive and non-qualified stock options to our employees and directors. Under the 1997 Plan, 5,423,583 shares of common stock have been authorized for issuance. Options granted under the 1997 Plan are generally for periods not to exceed ten years (five years if the option is granted to a 10% stockholder) and are granted at the fair market value of the stock at the date of grant as determined by the board of directors. Options granted under the 1997 Plan generally vest 25% at the end of one year and 2.1% each month thereafter, with full vesting after four years.

        In May 2003, we announced a voluntary stock option exchange program for our employees. Under the program, option holders, excluding our executive officers and independent directors, had the opportunity to cancel outstanding options with an exercise price in excess of $2.10 per share in exchange for new options to be granted at a future date that was at least six months and one day after the date of cancellation, which was June 30, 2003. The number of shares of common stock subject to the new options was equal to 75% of the number subject to the exchanged options. Under the exchange program, options to purchase an aggregate of 738,027 shares of our common stock, representing approximately 48% of the options that were eligible to be tendered in the offer as of May 27, 2003, were tendered and cancelled. New options will vest at the same rate as the exchanged options and have an exercise price equal to the fair market value of our common stock at the new grant date, which was $3.11 per share. On December 31, 2003, the Company granted options to purchase an aggregate of 522,754 shares of our common stock in exchange for such tendered options. In 2004, several officers voluntarily cancelled 771,000 options granted to them previously.

        The following summarizes our stock option activity under the 1993 Plan and the 1997 Plan, and related weighted average exercise price within each category for each of the years ended December 31, 2003, 2004, and 2005 (in thousands):

	Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balance as of December 31, 2002	1,455	3,564	$14.15
Granted	(1,117)	1,117	2.29
Exercised	—	(33)	2.19
Cancelled	2,060	(2,060)	15.64

Balance as of December 31, 2003	2,398	2,588	10.79
Granted	(600)	600	1.51
Exercised	—	(56)	2.73
Cancelled	822	(822)	15.47

Balance as of December 31, 2004	2,620	2,310	2.70
Granted	(866)	866	1.27
Exercised	—	(5)	1.28
Cancelled	254	(254)	2.45

Balance as of December 31, 2005	2,008	2,917	$2.30

        Information about stock options outstanding as of December 31, 2005 is summarized below (in thousands):

	Options Exercisable			Options Outstanding
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.17 - $ 1.37	1,200	8.89	$1.25	164	$1.22
$1.38 - $ 1.42	495	6.42	1.38	406	1.38
$1.43 - $ 2.23	609	6.49	2.16	458	2.18
$2.24 - $ 4.99	405	8.09	2.93	306	3.01
$5.00 - $41.50	208	2.84	9.76	202	9.76

	2,917	7.43	$2.30	1,536	$3.03

        As of December 31, 2004 and 2003, options to purchase 1,114,000 shares at a weighted average exercise price of $3.40 and 1,060,000 shares at a weighted average exercise price of $9.80, respectively, of our common stock were exercisable.

Employee Stock Purchase Plan

        In February 1998, our board of directors approved the 1998 Employee Stock Purchase Plan (1998 Purchase Plan). Our stockholders approved the 1998 Purchase Plan in March 1998. A total of 900,000 shares of our common stock were reserved for issuance under the 1998 Purchase Plan, of which a total of approximately 845,000 shares were purchased as of December 31, 2005. The 1998 Purchase Plan permited eligible employees to acquire shares of our common stock through payroll deductions. The common stock purchase price was 85% of the lower of the market price of the common stock at the purchase date or the date of offer to the employee. A total of approximately 55,000, 106,000 and 404,000 shares, respectively, of common stock have been issued under the 1998 Purchase Plan for the years ended December 31, 2005, 2004, and 2003, respectively. We suspended the 1998 Purchase Plan in February 2005.

Retirement Savings Plan

        We have a 401(k) Savings Plan (Savings Plan) which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All full-time U.S. employees are eligible to participate in the Savings Plan after 90 days from the date of hire. In 2005 we amended the savings plan to allow all full-time participants (as defined) to contribute up to 10% of their earnings to the Savings Plan with a discretionary matching amount provided by us. Our contributions to the Savings Plan were $289,000, $177,000, and $191,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 12. Guarantees

Indemnification Agreements

        We enter into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, we indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, generally their business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual anytime after the execution of the agreement. The maximum potential amount of future payments we could be required to make under these agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal.

        We have entered into indemnification agreements with our directors and officers that may require us to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from wilful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to obtain directors' and officers' insurance if available on reasonable terms, which we currently have in place.

Product Warranty

        We warrant our products for a specific period of time, generally twelve months, against material defects. We provide for the estimated future costs of warranty obligations in cost of sales when the related revenue is recognized. The accrued warranty costs represents the best estimate at the time of sale of the total costs that we expect to incur to repair or replace product parts, which fail while still under warranty. The amount of accrued estimated warranty costs are primarily based on historical experience as to product failures as well as current information on repair costs. On a quarterly basis, we review the accrued balances and updates the historical warranty cost trends. The following table reflects the change in our warranty accrual during 2005 and 2004 (in thousands):

	Years Ended December 31,
	2005	2004
Beginning accrued warranty and related costs	$135	$135
Charged to cost of revenue	54	—
Actual warranty expenditures	(69)	—

Ending accrued warranty and related costs	$120	$135

Sales Returns

        In March 2004, we increased our reserve for repair and replacement costs by $745,000. Approximately $487,000 of the $745,000 sales returns reserve has been utilized and approximately $205,000 has been reversed to revenue as of December 31, 2005 as we favorably resolved an outstanding matter with a customer. We will continue to monitor the returns for this specific reserve.

Note 13. Income Taxes

        The components of the provision (benefit) for income taxes are summarized below (in thousands):

	Years Ended December 31,
	2005	2004	2003
Current:
Federal	$(1,099)	$—	$—
Foreign	149	71	—

Total current	(950)	71	—

Deferred:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total net benefit for income taxes	$(950)	$71	$—

        A reconciliation of the effective income tax rates and the U.S. statutory federal income tax rate is summarized below:

	Years Ended December 31,
	2005	2004	2003
Statutory federal income tax rate	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal tax benefits	(1.8)	(1.7)	(1.7)
Change in valuation allowance	30.9	30.1	35.8
Other	(1.3)	7.1	0.9

Effective tax rate	(7.2)%	0.5%	0.0%

        Deferred tax assets and liabilities are summarized below (in thousands):

	As of December 31,
	2005	2004
Deferred tax assets:
Net operating loss	$42,546	$32,605
Accruals and reserves not yet deductible	5,345	5,491
Credits	4,329	4,329

	52,220	42,425

Deferred tax liabilities:
State taxes	(72)	(151)
Unrepatriated foreign earnings	(1,239)	(1,239)
Depreciation	—	(2,270)

	(1,311)	(3,660)

Net deferred tax assets	50,909	38,765
Valuation allowance	(50,909)	(38,765)

Net deferred tax assets	$—	$—

        As of December 31, 2005, we had federal and state net operating loss carryforwards of approximately $117.4 million and $45.1 million, respectively, which will expire beginning in 2020 and 2007, respectively. In addition, we had federal tax credit carryforwards of approximately $1.6 million, which will expire beginning in 2019. We also had state tax credit carryforwards of approximately $2.7 million which will expire beginning 2007.

        In 2005, the Internal Revenue Service closed its examination of our tax return for the 2002 tax year, including the calculation of our 1999 and 2000 net operating loss carry back. As a result of this, we reversed approximately $1.1 million of income tax payable accrued for potential exposures relating to those years. This amount is shown as a benefit from income taxes on our consolidated statement of operations.

        The deferred tax assets valuation allowance as of December 31, 2005 is attributed to U.S. federal, and state deferred tax assets, which result primarily from future deductible accruals, reserves, net operating loss carryforwards, and tax credit carryforwards. We believe that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding our ability to realize the deferred tax assets such that a full valuation allowance has been recorded. These factors include our history of losses, and the lack of carryback capacity to realize deferred tax assets.

        In accordance with Section 382 of the Internal Revenue Code, the amounts of and benefits from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses or credits that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% as defined, over a three year period.

Note 14. Net loss per Share

        A reconciliation of the numerators and denominators of the basic and diluted net loss per share calculations is as follows (in thousands, except per share data):

	Years Ended December 31,
	2005	2004	2003
Numerator:
Loss from continuing operations	$(12,759)	$(14,524)	$(11,093)
Gain (loss) from discounted operations	544	891	(15,638)
Less: Preferred stock dividends	(177)	(177)	(177)

Net loss to common stockholders	$(12,392)	$(13,810)	$(26,908)

Denominator:
Denominator for basic net loss per share—weighted average common shares	23,047	23,063	22,781
Effect of dilutive securities:
Common stock options	—	—	—

Denominator for dilutive net loss per share	23,047	23,063	22,781

Basic and diluted income (loss) per share:
Loss from continuing operations	$(0.56)	$(0.64)	$(0.49)
Gain (loss) from discontinued operations	0.02	0.04	(0.69)

Net loss to common stockholders	$(0.54)	$(0.60)	$(1.18)

Options excluded from diluted net loss per share as the impact is anti-dilutive	2,917	2,310	2,588

Note 15. Segment Information and Foreign Operations

Segment Information

        We operate in one segment for the design, development, manufacture and distribution of high-performance compound semiconductor substrates and sale of materials. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," our chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the company. All material operating units qualify for aggregation under SFAS No. 131 due to their identical customer base and similarities in economic characteristics, nature of products and services, and procurement, manufacturing and distribution processes. Since we operate in one segment, all financial segment and product line information required by SFAS No. 131 can be found in the consolidated financial statements.

Geographical Information

        The following table represents revenue amounts (in thousands) reported for products shipped to customers in the corresponding geographic region:

	Years Ended December 31,
	2005	2004	2003
Product revenue:
North America*	$5,168	$7,514	$12,009
Europe	6,186	6,840	5,638
Japan	2,854	5,156	4,167
Taiwan	3,843	8,397	7,055
Asia Pacific (excluding Japan and Taiwan)	8,485	7,547	5,844

	$26,536	$35,454	$34,713

*
Primarily the United States

        Long-lived assets consist primarily of property, plant and equipment, and are attributed to the geographic location in which they are located. Long-lived assets by geographic region were as follows (in thousands):

	As of December 31,
	2005	2004
Long-lived assets:
North America	$6,547	$7,163
Asia Pacific	10,759	11,882

	$17,306	$19,045

Significant Customers

        Two customers represented greater than 10% of revenue, totaling 20.7% for the year ended December 31, 2005. No customer represented greater than 10% of product revenues for the years ended December 31, 2004 and 2003. Our top five customers represented 37.5%, 30.1%, and 28.9% of product revenue for the years ended December 31, 2005, 2004, and 2003, respectively.

Note 16. Foreign Exchange Contracts and Transaction Gains/Losses

        We use short-term forward exchange contracts for hedging purposes to reduce the effects of adverse foreign exchange rate movements. We have purchased foreign exchange contracts to hedge against certain trade accounts receivable denominated in Japanese yen. The change in the fair value of the forward contracts is recognized as part of the related foreign currency transactions as they occur. As of December 31, 2005, we had no outstanding commitments with respect to foreign exchange contracts.

        We incurred foreign currency transaction exchange losses (gains) of $222,000, ($60,000), and ($110,000) for the years ended December 31, 2005, 2004, and 2003, respectively.

Note 17. Related Party Transactions

        Since January 2002, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which AXT was or is to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer or holder of more than 5% of any class of our voting securities or members of that person's immediate family had or will have a direct or indirect material interest other than the transactions described below.

        We entered into an operating lease in July 2001 for warehouse space in Fremont, CA with 4160 Business Center, LLC, a real estate holding company, in which Davis Zhang, president of our joint venture operations, was the sole shareholder. Lease payments to 4160 Business Center, LLC were approximately $484,000 for the year ended December 31, 2002 and $121,000 for the three months ended March 31, 2003. In April of 2003, Mr. Zhang sold this warehouse to a party unrelated to us. We began leasing this warehouse from the new owner on the date of sale. Mr. Zhang continued to hold a $3.7 million note on the property as of December 31, 2005.

Note 18. Commitments and Contingencies

Legal Matters

        On October 15, 2004, a purported securities class action lawsuit was filed in the United States Court for the Northern District of California. City of Harper Woods Employees Retirement System v. AXT, Inc. et al., No. C 04 4362 MJJ. The Court consolidated the case with a subsequent related case and appointed a lead plaintiff. On April 5, 2005, the lead plaintiff filed a consolidated complaint, captioned as Morgan v. AXT, Inc. et al., No. C 04 4362 MJJ. The lawsuit complaint names AXT, Inc. and our chief technology officer, as defendants, and is brought on behalf of a class of all purchasers of our securities from February 6, 2001 through April 27, 2004. The complaint alleges that we announced financial results during this period that were false and misleading. No specific amount of damages is claimed. On September 23, 2005, the Court granted our motion to dismiss the complaint, with leave to amend. Lead plaintiff filed an amended complaint, which we have moved to dismiss. We believe that there are meritorious defenses against this litigation and intend to vigorously defend it. However, due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business, financial condition and results of operations.

        On June 1, 2005, a lawsuit was filed in the Superior Court of California, County of Alameda, Zhao et. Al. vs. American Xtal Technology, et. al., No. R 605215713. The lawsuit complaint names as defendants AXT, its chief technology officer, its former interim chief executive officer, a former safety department employee and a supplier to AXT. The lawsuit is brought on behalf of two former employees and their minor child. The complaint alleges personal injury, general negligence, intentional tort, wage loss and other damages, including punitive damages, as a result of exposure to the child while in utero to high levels of gallium arsenide and methanol used in the production of gallium arsenide wafers. We believe that there are meritorious defenses against this litigation and intend to vigorously defend it. AXT's commercial general liability insurance carrier has agreed to fund AXT's defense of the case, but has reserved the right to deny coverage, in whole or in part, in the future under selected policy provisions and applicable law. There is $21 million in available limits under the policies in question. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on our business, financial condition and results of operations.

Leases

        We lease certain office space, manufacturing facilities and property under long-term operating leases expiring at various dates through March 2013. Total rent expenses under these operating leases were $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. Total minimum lease payments under these leases as of December 31, 2005 are summarized below (in thousands):

Lease Payment
2006	$940
2007	644
2008	712
2009	735
2010	754
Thereafter	1,732

$5,517

Contract Commitments

        We had entered into contracts to supply several large customers with GaAs wafers. The contracts guaranteed delivery of a certain number of wafers between January 1, 2001 and December 31, 2004. The contract sales prices were subject to review quarterly and could be adjusted in the event that raw material prices changed. In the event of non-delivery of the determined wafer quantities in any monthly delivery period, we could be subject to non-performance penalties of between 5% and 10% of the value of the delinquent monthly deliveries. We have not received any claims for non-performance penalties due to non-delivery. As of December 31, 2005, we have met all of our current delivery obligations under these contracts. Partial prepayments received for these supply contracts totaling $125,000 and $130,000 are included in accrued liabilities in the accompanying condensed consolidated balance sheets as of December 31, 2005 and 2004, respectively.

Note 19. Unaudited Quarterly Consolidated Financial Data

	Quarter
	First	Second	Third	Fourth
	(in thousands, except per share data)
2004:
Revenue	$9,776	$9,524	$8,531	$7,623
Gross profit (loss)	533	829	(2,236	623
Net loss	(2,560)	(3,847)	(4,964)	(2,262)
Net loss per share, basic and diluted	$(0.11)	$(0.17)	$(0.21)	$(0.10)
2005:
Revenue	$6,634	$6,032	$6,153	$7,717
Gross profit	279	127	1,145	648
Net loss	(4,123)	(3,279)	(2,082)	(2,731)
Net loss per share, basic and diluted	$(0.18)	$(0.14)	$(0.09)	$(0.12)

PROSPECTUS

$25,000,000

AXT, INC.

COMMON STOCK

        We may offer and sell shares of our common stock from time to time under this prospectus, up to an aggregate offering price of $25,000,000. We will describe in a prospectus supplement the specific terms of each such offering.

        We may offer these securities in amounts, at prices and on terms determined at the time of the offering. We will provide specific terms of this offering in supplements to this prospectus. We may sell the securities directly to you, through agents we select, or to or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" in this prospectus. The price to the public of those securities and the net proceeds we expect to receive from that sale will also be set forth in a prospectus supplement.

        You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

        Our common stock trades on the NASDAQ Global Market under the symbol "AXTI." On July 26, 2006, the closing price for our common stock, as reported on the NASDAQ Global Market, was $3.03 per share.

        INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" ON PAGE 3, WHICH REFERS YOU TO THE SECTIONS ENTITLED "RISK FACTORS" CONTAINED IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND QUARTERLY REPORT ON FORM 10-Q, AS WELL AS ANY AMENDMENTS THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is August 3, 2006.

ABOUT THIS PROSPECTUS

Overview

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a shelf registration process. Under the shelf registration process, we may offer shares of our common stock with a total value of up to $25,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of offering.

        This prospectus provides you with a general description of the common stock we may offer. Each time we sell our common stock pursuant to this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. Please carefully read both this prospectus and the applicable prospectus supplement together with additional information described under the heading "Incorporation of Certain Information by Reference." This prospectus may not be used to sell any securities unless accompanied by a prospectus supplement.

        The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the common stock offered under this prospectus. The registration statement can be read at the SEC's website or at the SEC's public reading room referred to under the heading "Where You Can Find More Information."

        We have not authorized any broker-dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy our common stock, nor do this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy our common stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. The information contained in this prospectus and any accompanying prospectus supplement speaks only as of the date set forth on the cover page and may not reflect subsequent changes in our business, financial condition, results of operations and prospects even though this prospectus and any accompanying prospectus supplement is delivered or common stock is sold on a later date.

SUMMARY

        This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should carefully read the entire prospectus, including the risks of investing discussed under "Risk Factors" beginning on page 3, the information incorporated by reference, including our consolidated financial statements, the exhibits to the registration statement of which this prospectus is a part and any applicable prospectus supplement.

        Throughout this prospectus, references to "AXT," the "Company," "we," "us," and "our" refer to AXT, Inc., and its consolidated subsidiaries, where applicable.

AXT, Inc.

        We design, develop, manufacture and distribute high-performance compound and single element semiconductor substrates comprising gallium arsenide (GaAs), indium phosphide (InP) and germanium (Ge). Our substrate products are used primarily in lighting display applications, wireless communications, and fiber optic communications. We believe our vertical gradient freeze, or VGF, technique for manufacturing semiconductor substrates provides significant benefits over other methods and has enabled us to become a leading manufacturer of these substrates. We pioneered the commercial use of VGF technology to manufacture GaAs substrates and subsequently used VGF technology to manufacture substrates from InP and Ge. Some of our competitors have developed their own versions of VGF technology. Customers for our substrates include Avago Technologies, Continental Metals, IQE, Kor Ning Do Ri Fang, MBE Technology, Osram Opto Semiconductors, Picogiga International, Sumika Epi Solution Co., Visual Photonics Epitoxy Co., and Xiamen Shanan Semiconductor. Over the past four years, we have implemented an initiative to reduce the cost of manufacturing our substrates by moving our manufacturing operations to China, which is now complete, and by investing in sources of low cost raw materials.

        We also manufacture and sell raw materials related to our substrate business through five joint ventures located in China. These joint ventures produce products including 99.99% pure gallium (4N Ga), high purity gallium, arsenic, germanium, germanium dioxide, paralytic boron nitride (pBN) crucibles, and boron oxide. AXT's ownership interest in these entities ranges from 25 percent to 83 percent. We consolidate the three joint ventures in which we own a majority interest and employ equity accounting for the two joint ventures in which we have a 25 percent interest. We purchase a portion of the materials produced by these ventures for our use and they offer the remainder of their production to third parties.

        In 2005, we made a number of important changes to our management team. Philip C.S. Yin, Ph.D., joined the Company in March 2005 as chief executive officer. In June 2005, two new positions were created: chief operating officer and chief technology officer. The former president of AXT's China operations became president of joint venture operations. In September 2005, our new vice president of global sales and marketing joined the Company. This new structure enables us to maximize the expertise and skill sets of our team while placing enhanced emphasis on manufacturing, production and quality, and quality systems improvement.

        We were incorporated in California in December 1986 and reincorporated in Delaware in May 1998. We changed our name from American Xtal Technology, Inc. to AXT, Inc. in July 2000. Our corporate office is located at 4281 Technology Drive, Fremont, California 94538, and our telephone number at this address is (510) 683-5900. Our web site is www.axt.com; however, the information on our web site does not constitute a part of this prospectus and is not incorporated herein. We make available, free of charge, on or through our web site, our annual, quarterly and current reports, and any amendments to those reports.

        AXT is a registered trademark of AXT, Inc. This prospectus contains product names, trade names and trademarks of AXT and other organizations.

RISK FACTORS

        Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Item 1A. Risk Factors" contained in our most recent Annual Report on Form 10-K for the year ended December 31, 2005, which are incorporated by reference, as well as the information contained or incorporated by reference in this prospectus and any prospectus supplement. For any securities offered under this prospectus, we will include risk factors, if appropriate, in the applicable prospectus supplement relating to those securities. Each of these risks could adversely affect our business, operating results and financial condition, which might result in the loss of all or part of your investment.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as "anticipates," "expects," "intends," "plans," "seeks," "estimates," "believes" and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management's current expectations. These risks and uncertainties include those referred to above in the caption "Risk Factors." The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or for any other reason. However, you should carefully review the risk factors set forth in other reports or documents we file from time to time with the Securities and Exchange Commission.

USE OF PROCEEDS

        We will retain broad discretion over the use of the net proceeds from the sale of our securities offered hereby. Except as described in any prospectus supplement, we currently anticipate using the net proceeds from the sale of our securities offered hereby primarily for general corporate purposes, including for research and development and general and administrative expenses. The amounts and timing of the expenditures may vary significantly. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, technologies and joint ventures. Although we have no specific agreements, commitments or understandings with respect to any acquisition or investment, we evaluate acquisition and investment opportunities and engage in related discussions with other companies from time to time.

        Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our board of directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our board of directors.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering. The net tangible book value attributable to our common stock as of March 31, 2006 was $51,983,000 or $2.26 per share.

        Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities and the book value of our preferred stock. Assuming that we sell the entire amount registered on this registration statement, at an assumed price of $3.87 per share, based upon our closing sales price on March 31, 2006, and after deducting the estimated offering expenses payable by us, the adjusted net tangible book value attributable to our common stock as of March 31, 2006 would have been approximately $75,425,000 or $2.56 per share. This represents an immediate increase in net tangible book value of $0.30 per share to the holders of our existing common stock and an immediate dilution of $1.31 per share to new investors purchasing shares of common stock at the assumed public offering price.

Assumed public offering price per share		$3.87
Net tangible book value per share as of March 31, 2006	$2.26
Increase in net tangible book value	0.30

Net tangible book value per share after giving effect to this offering		2.56

Dilution in net tangible book value per share to new investors		$1.31

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 70,000,000 shares of common stock, $0.001 par value per share, and 2,000,000 shares of preferred stock, $0.001 par value per share, of which 1,000,000 shares have been designated as Series A preferred stock.

Common Stock

        The following is a summary description of our common stock.

  Voting Rights

        Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Except as otherwise provided by law, and subject to any voting rights provided to holders of preferred stock, holders of our common stock have exclusive voting rights on all matters requiring a vote of stockholders. Stockholders are not entitled to vote cumulatively for the election of directors. Our outstanding preferred stock has no voting rights other than the voting rights required by law.

  Dividends and Liquidation

        Subject to any preferential rights of any outstanding preferred stock, holders of common stock have a right to receive dividends when and if declared by our board of directors out of funds legally available. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

  Blank Check Preferred Stock

        Under our certificate of incorporation, the board of directors is authorized, without further action by the stockholders, to designate and issue up to 2,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions on these shares.

        The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in our control.

  Series A Preferred Stock

        In connection with our acquisition of Lyte Optronics, Inc. in May 1999, we issued 883,000 shares of nonvoting Series A preferred stock with a $0.20 per share cumulative annual dividend, when and as declared by our board of directors, and $4.00 per share liquidation preference over our common stock.

        Voting Rights.    Except as otherwise required by law, shares of Series A preferred stock are not entitled to vote on any matter to be voted on by the stockholders.

        Dividends and Liquidation.    Dividends are payable on the Series A preferred stock in preference and priority to any payment of any dividend on common stock but only when and as declared by our board or directors. In the event of a liquitation, dissolution, or winding up of AXT, whether voluntary or involuntary, the holders of Series A preferred stock are entitled to receive out of our assets an amount per share of Series A preferred stock equal to $4.00 (as adjusted for any stock splits, stock dividends, recapitalizations or the like with respect to those shares), plus any dividends that have accrued but not been paid, and no more, before any payment is made or any assets distributed to the holders of common stock. If our assets, after payment of all debts and other liabilities, are insufficient to pay to the holders of Series A preferred stock the full liquidation preference to which they are entitled, then all of our assets available for distributions would be distributed ratably among the holders of the Series A preferred stock. After payment in full of this liquidation preference plus accrued but unpaid dividends, the Series A preferred stock does not participate further in any distribution of assets.

        Conversion Rights.    The Series A preferred stock is not convertible into common stock.

Antitakeover Provisions

  Delaware Law

        AXT is subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder" for a period of three years, unless:

  •
  prior to the time that a stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to the time that a stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  Certificate of Incorporation and Bylaw Provisions

        Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of AXT. These provisions could cause the price of our common stock to decrease. Some of these provisions allow us to issue up to 2,000,000 shares of preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. In addition, these provisions include the right of our board to elect a director to fill a space created by a board vacancy or the expansion of the board, the ability of our board to alter our bylaws, and the requirement that only our board or the holders of at least 10% of our outstanding shares may call a special meeting of our stockholders. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of AXT.

        Our certificate of incorporation provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, because the classification of the board of directors generally increases the difficulty of replacing a majority of the directors.

  Stockholder Rights Plan

        During fiscal 2001, we adopted a Stockholder Rights Plan (the "Rights Agreement"). Pursuant to the Rights Agreement, rights were distributed at the rate of one right for each share of common stock owned by our stockholders of record on May 30, 2001. The rights expire on April 24, 2011 unless extended or earlier redeemed or exchanged by us.

        Under the Rights Agreement, each right entitles the registered holder to purchase one one-thousandth of a share of our Series A preferred stock at a price of $131.00 per share. The rights will become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of our common stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Registrar and Transfer Company.

PLAN OF DISTRIBUTION

        We may sell our common stock under this prospectus from time to time. Registration of the securities covered by this prospectus does not mean, however, that those securities will necessarily be offered or sold.

        We may sell our common stock in one or more offerings:

  •
  to or through one or more underwriters or dealers in a public offering and sale by them;

  •
  directly to investors; or

  •
  through agents.

        We may sell our common stock from time to time:

  •
  in one or more transactions at a fixed price or prices, which may be changed from time to time;

  •
  at market prices prevailing at the times of sale;

  •
  at prices related to those prevailing market prices; or

  •
  at negotiated prices.

        We, and our underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of our common stock. We will describe the method of distribution of our common stock and the terms of the offering in the prospectus supplement. If we do offer common stock through underwriters or agents, we will include in the applicable prospectus supplement:

  •
  the names of those underwriters, dealers or agents;

  •
  applicable fees, discounts and commissions to be paid to them;

  •
  details regarding over-allotment options, if any; and

  •
  the net proceeds to us.

        If underwriters are used in the sale of our common stock, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The common stock may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the securities if they purchase any of the securities. We may use underwriters with which we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

        We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

        Underwriters, dealers and agents may contract for or otherwise be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

        We may grant underwriters who participate in the distribution of our common stock an option to purchase additional common stock to cover over-allotments, if any, in connection with the distribution.

        Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of our common stock. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The maximum commission or discount to be received by any NASD member or independent broker-dealer participating in any offering of our common stock hereunder will not be greater than 8%.

        Any common stock sold pursuant to a prospectus supplement will be included in the NASDAQ Global Market.

        Any underwriter may engage in over-allotment transactions, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short-covering transactions involve purchases of our common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect these transactions may have on the price of our common stock. For a description of these activities, see the information under the heading "Underwriting" in the applicable prospectus supplement.

        Underwriters, broker-dealers or agents who may become involved in the sale of our common stock may engage in transactions with and perform other services for us for which they receive compensation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.

EXPERTS

        The consolidated financial statements of AXT, Inc. as of December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005, incorporated in this prospectus by reference to AXT, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements for the year ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information contained in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or a prospectus supplement to this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act until the offering is completed (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K):

  1.
  Our Annual Report on Form 10-K for the year ended December 31, 2005, filed March 30, 2006;

  2.
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 12, 2006;

  3.
  Our Current Reports on Form 8-K filed on January 17, 2006 and February 15, 2006;

  4.
  The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 24, 1998, including any amendment or report filed for the purpose of updating such description; and

  5.
  The description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on May 30, 2001.

        Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus is delivered a copy of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). You may request a copy of these filings, at no cost from Wilson W. Cheung, by writing or telephoning us at the following address: AXT, Inc., 4281 Technology Drive, Fremont, California 94538, Attention: Chief Financial Officer, telephone: (510) 683-5900. We have authorized no one to provide you with any information that differs from that contained in this prospectus or any applicable prospectus supplement. Accordingly, you should not rely on any information that is not contained in this prospectus or any applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661 and at 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov."

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TABLE OF CONTENTS Prospectus Supplement
Prospectus
PROSPECTUS SUPPLEMENT SUMMARY
The AXT Advantage
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AXT, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited, in thousands, except per share data)
AXT, INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited, in thousands, except per share data)
AXT, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited, in thousands)
AXT, INC. NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AXT, INC. Consolidated Balance Sheets
AXT, INC. Consolidated Statements Of Operations
AXT, INC. Consolidated Statements of Stockholders' Equity
AXT, INC. Consolidated Statements of Cash Flows
AXT, INC. Notes to Consolidated Financial Statements
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY
AXT, Inc.
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
DILUTION
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION